Registration No. 333-                                         July 8, 1998


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          Initial Registration Statement
                                       to
                                    FORM S-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.       Exact name of trust:
         American Skandia Life Assurance Corporation Separate Account F

B.       Name of depositor:
         American Skandia Life Assurance Corporation

C.       Complete address of depositor's principal executive offices:
         One Corporate Drive, Shelton, CT 06484

D.       Name and complete address of agent for service:
         Scott K. Richardson, Esq.
         American Skandia Life Assurance Corporation
         One Corporate Drive
         Shelton, CT  06484

         It  is  proposed  that  this  filing  will  become   effective
         (check appropriate box)


         [ ] immediately upon filing pursuant to paragraph (b)
         [ ] on ____________  pursuant to paragraph (b)
         [ ] 60 days after filing pursuant to paragraph (a)(1)
         [ ] on 5/1/98 pursuant to paragraph (a)(1) of rule 485
         [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment


E.       Title and  amount  of  securities  being  registered:
         Flexible Premium Variable Life Insurance.
         The Registrant elects to register an indefinite number of securities by this registration statement in accordance with Rule 24f-2 under the Investment Company Act of 1940.

F. Proposed maximum aggregate offering price to the public of the securities being registered:

G.       Amount of filing fee:
         None

H.       Approximate  date of proposed  public  offering
         As soon as practicable after the effective date of this Registration Statement.

         [ ] Check box if it is proposed that this filing will become effective on ______________ at ____________ pursuant to Rule 487.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         RECONCILIATION AND TIE BETWEEN
                           FORM N-8B-2 AND PROSPECTUS


ITEM NO. OF
FORM N-8B-2                CAPTION IN PROSPECTUS

1.                          Face page

2.                          Face page

3.                          Not applicable

4.                          Distribution of this Offering

5.                          The Separate Account

6.                          The Separate Account

7.                          Not Applicable

8.                          Not Applicable

9.                          Legal Proceedings

10. Face page; Variable Investment Options; The Separate Account; Voting; Modification of the Separate Account; Additional Tax Considerations; Loans; Partial Withdrawals; Surrenders; Transfers and Allocation Services; Safekeeping of the Assets

11.                         Face page; Variable Investment Options

12.                         Face page; Variable Investment Options

13.                         Costs;    Variable   Investment   Options;    Taxes;
                            Additional Tax Considerations

14.                         Buying a Policy - How do I buy a Policy?

15. Account Value and Cash Value; Buying a Policy - How and When is my Premium Invested?

16. Buying a Policy - How and When is my Initial Premium Invested? Variable Investment Options

17.                         Partial  Withdrawals;   Surrenders;   Reinstatement;
                            Account Value and Cash Value; Buying a Policy; Pricing Transactions

18. Account Value and Cash Value; Variable Investment Options; The Separate Account; Safekeeping of the Assets

19.                         Reports

20.                         Voting; Safekeeping of the Assets

21.                         Loans

22.                         Not applicable

23.                         Safekeeping of the Assets

24.                         Not applicable

25.                         Regulation; The Insurance Company

26.                         Not applicable

27.                         The Insurance Company

28.                         Appendix H - Executive Officers and Directors

29.                         The Insurance Company

30.                         Not applicable

31.                         Not applicable

32.                         Not applicable

33.                         Not applicable

34.                         Not applicable

35.                         The Insurance Company; Regulation

36.                         Not applicable

37.                         Not applicable

38.                         Distribution of this Offering

39.                         Distribution of this Offering

40.                         Not applicable

41.                         The Insurance Company; Distribution of this Offering

42.                         Not applicable

43.                         Not applicable

44.                         Account Value and Cash Value; Pricing  Transactions;
                            Additional Tax Considerations; Net Investment Factor

45.                         Not applicable

46.                         Account Value and Cash Value; Pricing  Transactions;
                            Additional Tax Considerations; Net Investment Factor

47.                         Variable Investment Options; The Separate Account

48.                         Face Page; The Insurance Company

49.                         Not applicable

50.                         The Separate Account; Safekeeping of the Assets

51. Face Page; The Insurance Company; Benefits at the Insured's Death; Designations

52.                         Modification of the Separate Account

53.                         Additional Tax Considerations

54.                         Not applicable

55.                         Not applicable

56.                         Not applicable

57.                         Not applicable

58.                         Not applicable

59.                         Appendix I




                                       -1-
================================================================================
                              SUBJECT TO COMPLETION
================================================================================
================================================================================
Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
================================================================================


This Prospectus describes a flexible premium variable life insurance policy being offered by American Skandia Life Assurance Corporation ("we," "our," "us," "American Skandia," or "the Company"), One Corporate Drive, P.O. Box 883, Shelton, Connecticut, 06484. This policy may be offered as individual coverage or as interest in a group policy. This Prospectus provides a detailed discussion of matters you should consider before buying a policy. This policy or certain of its investment options may not be available in all jurisdictions. Various rights and benefits may differ between jurisdictions to meet applicable law and/or regulations. This Prospectus is made up of the following general sections: Cover Page, Table of Contents, Definitions, Description of the Offering, Miscellaneous Provisions and Additional Details. On this cover page and in the Description of the Offering section, we use a "question and answer" format to assist you in understanding this offering. The questions are numbered for easy reference.

What is American Skandia offering? We are offering a type of cash value life insurance coverage. This life insurance coverage is called a "flexible premium variable life insurance policy". These technical terms can be explained as follows:

     (1) The coverage is "life insurance" because a death benefit becomes payable to a beneficiary upon the death of the insured person (if coverage is issued on two insureds, the death benefit is payable upon the death of the second of the insureds to die). It is "cash value" life insurance because, in addition to a death benefit, it also provides living benefits for the owner, such as the right to take withdrawals and the right to take loans from us using the value of the policy as collateral.

     (2) The coverage is a "flexible premium" plan because it offers considerable flexibility regarding the timing and amount of premium payments after the first. No additional premium must be paid unless required to pay the ongoing monthly charges. However, there is a minimum amount we accept, both for initial and subsequent premiums. There also is a maximum total amount you can pay. In order to achieve certain beneficial tax treatment for withdrawals and loans, you may need to limit the amounts you pay. If you pay the maximum allowable amount, you may not pay any additional premiums without applying for, and our agreeing to issue, additional insurance.

     (3) The coverage is "variable" because you can allocate all or part of your premiums to variable investment options that invest in underlying mutual funds. The performance of the variable investment options is not guaranteed. You bear the investment risk if you allocate funds to these investment options because the benefits that depend on the investment performance of these investment options can decrease or increase.

     (4) The coverage allows you to allocate all or part of your premiums to a fixed option to which we credit a fixed rate of interest. We guarantee the rate of return on this option. We bear the investment risk if you allocate funds to this option.

                          (continued on the next page)



The variable life insurance policy described in this Prospectus is not a deposit of or guaranteed by, any bank or bank subsidiary, and is not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The Policy is subject to investment risks , including the possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PLEASE READ THIS PROSPECTUS AND THE CURRENT PROSPECTUSES FOR THE UNDERLYING FUNDS. KEEP IT FOR FUTURE REFERENCE.


FPVLI-PROS ([  ]/98)                CALL 1-800-752-6342 FOR FURTHER INFORMATION
                                    Prospectus Dated: [ ], 1998



     (5) As life insurance, generally your beneficiary will owe no Federal income tax on the death proceeds. Depending on whether the policy satisfies a test outlined in the Internal Revenue Code (the "Code"), distributions taken by the owner while the insured person is alive will be treated differently for Federal income tax purposes. This test is commonly known as the "7-pay test". In general, this test compares the amount of premiums paid to the amount of insurance purchased. If your policy "passes" the 7-pay test, it will not be treated as a "modified endowment contract" or "MEC" for income tax purposes. As a "non-MEC", most distributions while the insured is alive, such as any withdrawals and a surrender, are taxable, but amounts are deemed to be distributed first from any tax basis in the policy. Also, loans from such a policy are not treated as taxable distributions. However, if at any time the policy "fails" the 7-pay test, the policy must be treated as a MEC for income tax purposes. If and when that occurs, subsequent distributions from a policy are deemed for tax purposes to come first from any gain in the policy, and loans and assignments are deemed to be distributions. Whether or not a policy is considered a MEC, any distribution deemed a distribution of gain is taxable as ordinary income.

What are the investment options? Premiums less certain deductions are allocated to your choice of investment options. The variable investment options are segments of American Skandia Life Assurance Corporation Separate Account F ("Account F"). Each segment of Account F invests exclusively in an underlying mutual fund or one portfolio of an underlying mutual fund. As of the date of this Prospectus, the following underlying mutual funds or portfolios of the following underlying mutual funds are being offered: American Skandia Trust, The Alger American Fund and Montgomery Variable Series. The available portfolios of these underlying funds and the applicable investment management fees and operating expenses are listed on page 21. We also offer a fixed option that credits a fixed rate of interest. Our obligations based on allocations to the fixed option are supported by our general account, as are any obligations such as the portion of the death benefit in excess of the policy's account value or any fixed settlement options. The investment manager to American Skandia Trust, as of the date of this Prospectus, is our affiliate, American Skandia Investment Services, Incorporated.

                     This page is intentionally left blank.

                                TABLE OF CONTENTS

DEFINITIONS
SUMMARY OF COSTS
DESCRIPTION OF THE OFFERING
         Purchasers
         The Insurance Company
         Benefits at the Insured's Death
         Account Value and Cash Value
         Cash Value Credits
         Costs
         Buying a Policy
         Variable  Investment  Options
         Additional Premiums
         Keeping the Policy In Force
         Transfers and Allocation  Services
         Loans
         Partial   Withdrawals
         Surrenders
         Accelerated  Death  Benefit
         Medically-Related  Waiver
         Risks
         Other Rights
         The Separate Account
         Taxes
         Available Information
MISCELLANEOUS  PROVISIONS  AND  ADDITIONAL  DETAILS
         Providing  Services  to You
         Designations
         Net Investment Factor
         Allocation  Programs
         Limitations on Transfers
         Death During the Grace Period
         Reinstatement
         Maturity
         Pricing Transactions
         Delaying Transactions
         Voting
         Transfers,  Assignments, Pledges
         Reports
         Incontestability
         Suicide
         Misstatement
         Policy Loans on Exchanges
         Resolving  Material  Conflicts
         Policy  Loans  on  Exchanges
         Modification  of the Separate  Account
         Entire  Contract
         Additional Tax Considerations
         Safekeeping of the Assets
         Regulation
         Legal Matters
         Legal Proceedings
         Experts
         Distribution  of  this  Offering
         Illustrations
         Executive Officers and Directors
         Financial Statements

                          TABLE OF CONTENTS (continued)

         APPENDIX A - HYPOTHETICAL  ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT
                      VALUES AND CASH VALUES

         APPENDIX B - MULTIPLE FACTORS FOR DETERMINATION OF MINIMUM REQUIRED
                      DEATH BENEFITS

         APPENDIX C - PREMIUM TAX RATES

         APPENDIX D - GUARANTEED  MAXIMUM MONTHLY COST OF INSURANCE  CHARGES
                      PER $1,000 OF NET AMOUNT AT RISK

         APPENDIX E - CURRENT  MONTHLY COST OF INSURANCE RATES PER $1,000 OF
                      NET AMOUNT AT RISK

         APPENDIX F - DESCRIPTION OF THE CALCULATION OF CURRENT MONTHLY COST
                      OF INSURANCE CHARGES

         APPENDIX G - MAXIMUM  ANNUAL  ASSESSABLE  PREMIUMS  PER  $1,000 OF
                      SPECIFIED AMOUNT

         APPENDIX H - HYPOTHETICAL ILLUSTRATION OF ACCELERATED DEATH BENEFIT

         APPENDIX I - EXECUTIVE OFFICERS AND DIRECTORS

         APPENDIX J - FINANCIAL   STATEMENTS  FOR  AMERICAN  SKANDIA  LIFE
                      ASSURANCE CORPORATION AND AMERICAN SKANDIA LIFE ASSURANCE CORPORATION SEPARATE ACCOUNT F

DEFINITIONS: The following are key terms used in this Prospectus. Other terms are defined in this Prospectus as they appear.

ACCOUNT VALUE is the value of your allocation to each Sub-account and any Fixed Allocation, plus any earnings and less any losses, distributions and charges thereon, plus the value of any amounts in the Loan Account, plus any earnings and less any distributions and charges thereon, all before assessment of any contingent deferred sales charge or Debt. Account Value is determined separately for each Sub-account and each Fixed Allocation, as well as for any amounts in the Loan Account, and then totaled to determine the Account Value of your entire Policy.

AGE is the age of an Insured for purposes of this Policy. Initially, and for the first Policy Year, it is the age last birthday of an Insured as of the Policy Date. In each following Policy Year, it is the age last birthday of an Insured as of the preceding Policy Anniversary.

APPLICATION is the form or combination of forms you must submit to apply for a Policy. If there are two Insureds, the Application must be completed for both Insureds.

ASSESSABLE PREMIUM is the portion of Premiums paid against which we assess any applicable contingent deferred sales charge upon a surrender of the Policy.

BENEFICIARY  is a  person  or  entity  you  designate  for us to pay  any  Death
Proceeds. Unless otherwise specified, Beneficiary refers to all persons or entities so designated.

CASH VALUE is the Account Value less any contingent deferred sales charge and Debt.

CASH VALUE CREDITS are amounts we credit to your Account Value. We credit these amounts if your total Cash Value on a Policy Anniversary equals or exceeds a Cash Value trigger.

CODE is the Internal Revenue Code of 1986, as amended from time to time, and the regulations thereunder.

DEATH BENEFIT is the amount payable as a result of an Insured's death before any reduction due to Debt and any unpaid charges due and before addition of any interest due pursuant to law. If there is a second Insured, the Death Benefit is payable upon the death of the last surviving Insured.

DEATH PROCEEDS equals the Death Benefit less any reduction due to Debt and any unpaid charges due and after addition of any interest due pursuant to law.

DEBT is the total of any outstanding loan and loan interest.

EXCHANGE POLICY is a Policy: (a) purchased as part of an exchange of life insurance policies that does not incur any current taxation pursuant to Section 1035 of the Code or any successor provision; and (b) into which the surrender value of one or more prior policies is contributed to the Policy in conjunction with such exchange.

EXEMPT PREMIUM is the portion of Premiums paid against which we do not assess any contingent deferred sales charge upon surrender or withdrawal and the amount of any loans we establish in conjunction with your purchase of an Exchange Policy.

FIXED ALLOCATION is an allocation of Account Value to our general account that is credited a fixed rate of interest.

GUARANTEED MINIMUM DEATH BENEFIT is the minimum amount we guarantee is payable as a result of the Insured's death, before we assess any unpaid charges due and any reduction for Debt. However, this benefit does not apply once the Insured reaches Age 100, or if there are two Insureds, when the younger Insured reaches Age 100 or would have reached that Age if the younger Insured dies before the older Insured.

IN WRITING is in a written form, in a manner we accept, that is satisfactory to us and filed at our Office. We retain the right to specifically agree in advance to accept communication regarding a specific matter by telephone or by some other form of electronic transmission, in a manner we prescribe.

INSURED is the person upon whose life coverage is issued and as a result of whose death the Death Proceeds are payable. If there is more than one Insured, Insured means the last surviving Insured, unless otherwise stated.

ISSUE DATE is the date we issue your Policy.

LOAN ACCOUNT is where we maintain Account Value as collateral for a loan to you from us.

MAXIMUM ANNUAL ASSESSABLE PREMIUM is the maximum amount of Premium in a Policy Year against which we will assess any contingent deferred sales charge upon surrender of the Policy. We do not assess any contingent deferred sales charge upon surrender against any portion of the Premium you pay during a Policy Year that exceeds the maximum amount for that Policy Year.

MEC is a modified endowment contract as defined in Section 7702A of the Code or any successor provision thereto.

MEC THRESHOLD AMOUNT is the annual level amount of Premium which, if exceeded, would cause the Policy to become a MEC.

MINIMUM REQUIRED DEATH BENEFIT is the minimum amount due as a result of the Insured's death pursuant to the applicable test we apply in accordance with the Code, prior to any reduction for Debt.

MONTHLY PROCESSING DAY/DATE is the Valuation Day each month when we deduct charges from the Account Value. The first Monthly Processing Date is the Policy Date. After that, the Monthly Processing Dates generally occur on the same day of the month as the Policy Date. If the Monthly Processing Date occurs on a day that is not a Valuation Day, the Monthly Processing Date that month will be the next Valuation Day.

NET AMOUNT AT RISK is the difference between the Death Benefit, discounted to the beginning of the applicable Policy Month at the rate of 4% per year, and the Account Value.

NET PREMIUM is a Premium less the deduction for premium taxes, "DAC" taxes and any amount deductible from Premium for an optional additional benefit should you elect such benefits.

NET SINGLE PREMIUM is the amount that would be required, according to the Code and the regulations based on the Code, to fund: (a) the Policy's Minimum Required Death Benefit, assuming the current Minimum Required Death Benefit would not change; and (b) future benefits and charges using assumptions about:
(i) growth of Account Value so that it would equal the current Minimum Required Death Benefit as of the Policy Anniversary the Insured would turn Age 100; and
(ii) charges, as provided pursuant to the Code. The Net Single Premium depends on the attained age, gender (where permitted) and risk class of the Insured. The Net Single Premium changes as the Insured ages. The applicable Net Single Premiums would change if required under the Code.

NEW POLICY is a Policy that is not an Exchange Policy.

OFFICE  is  our   administrative   office:   American   Skandia  Life  Assurance
Corporation, P.O. Box 290698, Wethersfield, Connecticut 06129-0698.

OWNER is either an entity or person who may exercise the ownership rights provided by a Policy. If we issue a certificate representing interests in a group life insurance policy, the rights, benefits, and requirements of and the events relating to an Owner, as described in this Prospectus, will be your rights as participant in such group policy. Unless later changed, Owner refers to all persons or entities designated as such in your Policy.

POLICY is the insurance contract or certificate we issue as evidence of our commitment to pay the Death Proceeds upon the death of the Insured.

POLICY ANNIVERSARY is the anniversary of the Policy Date.

POLICY DATE is the effective date of your Policy.

POLICY MONTH is the period from one Monthly Processing Day to the next.

POLICY YEARS are continuous 12-month periods that begin on the Policy Date and each Policy Anniversary thereafter.

PORTFOLIO is a portfolio of an underlying mutual fund.

PREMIUM is each consideration you give to us for the rights, privileges and benefits provided by a Policy according to its terms. This includes Premium paid as of the Policy Date, as shown in the Policy, and any additional consideration we choose to accept.

SEPARATE ACCOUNT is our separate account to which we allocate assets in relation to our obligations for benefits based on the variable investment options.

SPECIFIED AMOUNT is a measure we use in determining the Death Benefit.

SUB-ACCOUNT is a division of the Separate Account.

UNIT is a measure used to calculate Account Value in a Sub-account.

UNIT PRICE is used for calculating: (a) the number of Units allocated to a Sub-account; and (b) the value of transactions into or out of a Sub-account or benefits based on Account Value in a Sub-account. Each Sub-account has its own Unit Price, which will vary each Valuation Period to reflect the investment experience of that Sub-account.

VALUATION DAY/DATE is every day the New York Stock Exchange is open for trading or any other day that the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

VALUATION PERIOD is the period of time between the close of business of the New York Stock Exchange on successive Valuation Days.

"we," "us," "our," "American Skandia," or "the Company" means American Skandia Life Assurance Corporation.

"you" or "your" means the Owner.

SUMMARY OF COSTS: The following is a summary of the cost of the Policies being offered, or, in the case of costs that vary from Policy to Policy, a short description of how such costs are determined. All of these costs are described in more detail within this Prospectus.

---------------------------------- -------------------------------- ----------------------------------------------------------------
              COST                          WHEN DEDUCTED                                    AMOUNT DEDUCTED/
                                                                                           DESCRIPTION OF COST
---------------------------------- -------------------------------- ----------------------------------------------------------------
---------------------------------- -------------------------------- ----------------------------------------------------------------
Premium Tax                           From each Premium payment                    Generally from 0% to 3.5% of Premium
---------------------------------- -------------------------------- ----------------------------------------------------------------
---------------------------------- -------------------------------- ----------------------------------------------------------------
"DAC" Tax                             From each Premium payment                              [ ]% of Premium
---------------------------------- -------------------------------- ----------------------------------------------------------------
---------------------------------- -------------------------------- ----------------------------------------------------------------
Mortality & Expense Risk Charge                 Daily                        0.90% per year of the value of each Sub-account
---------------------------------- -------------------------------- ----------------------------------------------------------------
---------------------------------- -------------------------------- ----------------------------------------------------------------
Administration Charge                           Daily                        0.25% per year of the value of each Sub-account
---------------------------------- -------------------------------- ----------------------------------------------------------------
---------------------------------- -------------------------------- ----------------------------------------------------------------
Cost of Insurance                            Monthly                Charge varies depending on  a  number  of  factors,   including,
                                   (Pro-rata  from the variable     the Age, gender and risk class of each Insured and whether we
                                   and fixed  investment            use simplified or full  underwriting  to  evaluate  whether  we
                                   options in which you             issue a Policy. The  charge  is  assessed  as an  amount  per
                                   maintain Account Value)          $1,000 of Net Amount at Risk. The rate per $1,000 of Net Amount at Risk generally increases as the Insured(s) age(s). Current
                                                                    Cost of Insurance rates can be changed during   the life   of  a
                                                                    Policy,  but are  subject to guaranteed maximum charges.
---------------------------------- -------------------------------- ----------------------------------------------------------------
---------------------------------- -------------------------------- ----------------------------------------------------------------
Sales Charge                        Monthly for the 1st 10 Policy                  0.40% per year of the Account Value
                                                Years
---------------------------------- -------------------------------- ----------------------------------------------------------------
---------------------------------- -------------------------------- ------- ----- ----- ----- ----- ----- ----- ----- ----- ----- --
Contingent Deferred Sales Charge           Upon Surrender           Year    1     2     3     4     5     6     7     8     9     10
                                     (Policy Years 1 through 10)
---------------------------------- -------------------------------- ------- ----- ----- ----- ----- ----- ----- ----- ----- ----- --
---------------------------------- -------------------------------- ------- ----- ----- ----- ----- ----- ----- ----- ----- ----- --
                                                                      %     10    9     8     7     6     5     4     3     2     1
---------------------------------- -------------------------------- ------- ----- ----- ----- ----- ----- ----- ----- ----- ----- --
---------------------------------- -------------------------------- ----------------------------------------------------------------
                                                                    Contingent Deferred  Sales  Charges are only  assessed  against
                                                                    Assessable Premium. No Contingent Deferred Sales Charge is
                                                                    assessed against Exempt Premium.
---------------------------------- -------------------------------- ----------------------------------------------------------------
---------------------------------- -------------------------------- ----------------------------------------------------------------
Transfer Fee                        After the 12th transfer each                                  $10.00
                                             Policy Year
---------------------------------- -------------------------------- ----------------------------------------------------------------
---------------------------------- -------------------------------- ----------------------------------------------------------------
Partial  Withdrawal   Transaction      Upon Partial Withdrawal                                    $25.00
Fee
---------------------------------- -------------------------------- ----------------------------------------------------------------
---------------------------------- -------------------------------- ----------------------------------------------------------------
Underlying Portfolio Expenses                  Daily                Each Portfolio has different fees and charges as provided  in the "Variable Investment Options" section of this Prospectus.
                                                                    More detailed information about fees and  charges can be found in the prospectuses for the Portfolios.
---------------------------------- -------------------------------- ----------------------------------------------------------------

DESCRIPTION OF THE OFFERING: This Policy is described using a "question and answer" format that assumes you, the prospective purchaser, are asking the questions. The description below is divided into the following sections:
Purchasers, The Insurance Company, Benefits at the Insured's Death, Account Value and Cash Value, Cash Value Credits, Costs, Buying a Policy, Variable Investment Options, Additional Premiums, Keeping the Policy In Force, Transfers and Allocation Services, Loans, Partial Withdrawals, Surrenders, Accelerated Death Benefit, Medically-Related Waiver, Risks, Other Rights, The Separate Account, Taxes and Available Information. A section addressing Miscellaneous Provisions and Additional Details about American Skandia follows this description.
                                   Purchasers

[1] Who should buy this Policy? Life insurance can be bought to meet a number of needs of individuals or entities, such as corporations or trusts. Different types of life insurance are designed to address certain needs more than others. This Policy may be appropriate for a number of persons or entities, but it may be especially useful for persons addressing a range of estate planning needs who also may need access to some or all of the Cash Value to meet supplemental retirement income needs or for emergency expenses. For estate tax purposes, purchasers may want to consider placing this type of coverage in a trust or transferring ownership of the Policy in an effort to remove the asset from their estate, particularly if, at any point, the purchaser believes the Cash Value may not be needed as a resource for other purposes. This Policy may also be useful for persons seeking to make a sizable donation to a charity or eligible non-profit organization, where the charity is named both Owner and Beneficiary of the Policy, and the donor is named as the Insured. You should evaluate carefully with your financial representative whether this Policy is right for your specific needs in light of your entire situation and your personal and financial goals. In particular, you should evaluate the advantages and disadvantages of replacing any existing life insurance or annuity coverage with this Policy. If you are seeking specific tax consequences, you should consult with a competent tax advisor as to whether and how your goals may best be achieved.

                              The Insurance Company

[2] Who is American Skandia? American Skandia Life Assurance Corporation is organized as a stock insurance company domiciled in Connecticut. We are licensed as a life insurer in all 50 states and the District of Columbia. We are a wholly owned subsidiary of American Skandia Investment Holding Corporation, whose indirect parent is Skandia Insurance Company Ltd. Skandia Insurance Company Ltd. is part of a group of companies whose predecessor began operations in 1855. Two of our affiliates, American Skandia Marketing, Incorporated, and American Skandia Information Services and Technology Corporation, may provide certain administrative functions for us. We also may engage various independent firms to provide various administrative functions for us. Another affiliate, American Skandia Investment Services, Incorporated, currently acts as the investment manager to American Skandia Trust, one of the underlying mutual funds whose Portfolios are available as variable investment options. We currently engage Skandia Investment Management, Inc., an affiliate whose indirect parent is Skandia Insurance Company Ltd., as investment manager for our general account. We are under no obligation to engage or continue to engage any investment manager.

                         Benefits at the Insured's Death

[3] What benefits are due as a result of the Insured's death? The benefits due as a result of the Insured's death are the Death Proceeds. If there are joint Insureds, the benefits are due as a result of the death of the last surviving Insured.

[4] What are the Death Proceeds? The Death Proceeds are based on the Death Benefit as of the date we receive all our requirements for paying a death claim and are satisfied that the death claim can be paid. These requirements include, but are not limited to, receipt of a valid death certificate and information we need to make payments to all Beneficiaries.

We determine the Death Proceeds by first subtracting any Debt and any unpaid charges due from the Death Benefit. We then add any interest amount required by law.

[5] What is the Death Benefit? The Death Benefit depends on the Death Benefit option you select on your Application. The Death Benefits options are Option A and Option B, as discussed below.

[6] How is the Death Benefit determined under Option A? Under Option A, the Death Benefit on the Policy Date is the Specified Amount. After that, the Death Benefit is the highest of the Specified Amount, the Minimum Required Death Benefit and the Guaranteed Minimum Death Benefit, each as of the date we receive due proof of death.

[7] How is the Death Benefit determined under Option B? Under Option B, the Death Benefit on the Policy Date is the Specified Amount plus the Account Value. After that, the Death Benefit is the highest of: the sum of the Account Value plus the Specified Amount, the Minimum Required Death Benefit and the Guaranteed Minimum Death Benefit, each as of the date we receive due proof of death.

[8] Is there any age limit on the Death Benefit? Yes. On a single life Policy, the Death Benefit equals the Account Value on or after the Policy Anniversary the Insured attains Age 100. On a joint life Policy, the Death Benefit equals the Account Value on or after the Policy Anniversary the younger Insured, attains or, if that person is deceased, would have been, Age 100.

[9] What is the Specified Amount? The Specified Amount is a measuring device we use in determining the Death Benefit before the Insured's Age 100. On your Application, you indicate the Specified Amount you want us to issue. We may issue that amount, or may offer to issue a lower Specified Amount if the Insured(s) do(es) not qualify for the amount you seek. The Specified Amount remains level unless you request an increase or decrease and we agree to such a change. Under certain circumstances, a partial withdrawal may also reduce the Specified Amount, as discussed in the section on Partial Withdrawals.

[10] What is the Minimum Required Death Benefit? The Minimum Required Death Benefit is the minimum amount that must be payable at the Insured's death, before reduction for any Debt, for the Policy to be treated as life insurance under the Code. The Minimum Required Death Benefit is determined by treating the Account Value as if it were a Net Single Premium. We determine the Minimum Required Death Benefit by multiplying the Account Value by a factor that varies by the attained Age, gender (where permitted) and risk class of the Insured, as shown in Appendix B. The gender and risk class of the Insured do not change, so the only element that changes the factor after the Policy Date is the aging of the Insured. The following are representative examples of the factors for different Ages, genders and risk classes, as well as the amount of the Minimum Required Death Benefit if the Account Value were $100,000.

         Female, Age 45, not a tobacco user:
         The factor is [ ]. $100,000 multiplied by [ ] results in a Minimum Required Death Benefit of $[ ].

         Male, Age 50, a tobacco user:
         The factor is [ ]. $100,000 multiplied by [ ] results in a Minimum Required Death Benefit of $[ ].

         Female, Age 55, a tobacco user:
         The factor is [ ]. $100,000 multiplied by [ ] results in a Minimum Required Death Benefit of $[ ].

         Male, Age 60, not a tobacco user:
         The factor is [ ]. $100,000 multiplied by [ ] results in a Minimum Required Death Benefit of $[ ].

The following example illustrates the effect of aging on the Minimum Required Death Benefit.

The Insured is a woman, Age 60, for whom coverage was issued at her Age 50 in the "not a tobacco user" risk class. On the Valuation Day before the Policy Anniversary following the Insured's 60th birthday, the Account Value is $100,000. The Minimum Required Death Benefit as required under the Code for this Insured's age, gender, risk class and Account Value is $100,000 multiplied by the applicable factor of [ ], which results in a Minimum Required Death Benefit of $[ ]. For the sake of this example, assume that the next Valuation Day, which is the Policy Anniversary after the Insured's 60th birthday (the day the Insured turns Age 60 for purposes of the Policy), the Account Value remains $100,000. At the higher Age of 60, the Minimum Required Death Benefit on the Policy Anniversary is $100,000 multiplied by the applicable factor of [ ], which results in a Minimum Required Death Benefit of $[ ].

We use a standard insurance industry method to determine the applicable factors for Policies with two Insureds.

[11] What else can affect the Minimum Required Death Benefit? The Minimum Required Death Benefit changes as the Account Value changes. This is because the Minimum Required Death Benefit is calculated based on the Account Value. A few examples may help show what this means. Assume for purposes of these examples that the Insured is a woman, Age 60, for whom coverage was issued at her Age 50 in the "not a tobacco user" risk class.

     (a) On a  particular  Monthly  Processing  Date,  the Account  Value of the
         Policy is $100,000. The Minimum Required Death Benefit as of that Valuation Day is $100,000 multiplied by the then applicable factor of [ ], or $[ ]. As of the next Valuation Day, assume the Account Value has grown to $100,010. The Minimum Required Death Benefit is $100,010 multiplied by the same factor of [ ], or $[ ].

     (b) On a  particular  Monthly  Processing  Date,  the Account  Value of the
         Policy is $100,000. The Minimum Required Death Benefit as of that Valuation Day is $100,000 multiplied by the then applicable factor of [ ], or $[ ]. As of the next Valuation Day, assume the Account Value has decreased to $99,990. The Minimum Required Death Benefit is $99,990 multiplied by the same factor of [ ], or $[ ].

     (c) On a particular Monthly Processing Date, the Account Value of the Policy before any partial withdrawal is $100,000. The Minimum Required Death Benefit as of that Valuation Day is $100,000 multiplied by the then applicable factor of [ ], or $[ ]. On that same day, assume $20,000 is taken as a partial withdrawal, and the $25.00 partial withdrawal transaction fee is charged. Immediately after the partial withdrawal, the Minimum Required Death Benefit is $79,975 multiplied by the same factor of [ ], or $[ ].

[12] What is the Guaranteed Minimum Death Benefit? We use the Guaranteed Minimum Death Benefit to determine the Death Proceeds under certain circumstances. Under Option A, we use the Guaranteed Minimum Death Benefit when it is higher than both the Specified Amount and the Minimum Required Death Benefit. Under Option B, we use the Guaranteed Minimum Death Benefit when it is higher than both the sum of the Account Value plus the Specified Amount, and the Minimum Required Death Benefit. There is no Guaranteed Minimum Death Benefit beyond Age 100 of the Insured, or if the policy terminates before the Insured's death. The Guaranteed Minimum Death Benefit is determined as follows:

     (a) On the Policy Date, the Guaranteed Minimum Death Benefit equals the initial Premium.

     (b) After the Policy Date and until the first Policy Anniversary, the Guaranteed Minimum Death Benefit is the total of all Premiums paid less any partial withdrawals.

     (c) After the first Policy Anniversary but before the "target date," (the Policy Anniversary when the Insured is Age 75), the Guaranteed Minimum Death Benefit is the higher of (1) or (2), where: (1) is the total of all Premiums paid less all partial withdrawals; and (2) is the highest "Anniversary Value." "Anniversary Value" is the Account Value on any Policy Anniversary less all subsequent partial withdrawals.

     (d) On or after the "target date", the Guaranteed Minimum Death Benefit is the higher of (1) or (2), where: (1) is the total of all Premiums paid less all partial withdrawals and (2) is the highest Anniversary Value, as defined above in (c), as of the "target date," less all partial withdrawals after the "target date." If there are two Insureds, the Guaranteed Minimum Death Benefit ends based on the Age of the younger Insured, or what would have been the age of the younger Insured if the younger Insured predeceases the older Insured.

     (e) Notwithstanding items (a) through (d) above, if the Insured is Age 75 or older on the Policy Date, the Guaranteed Minimum Death Benefit is the total of all Premiums paid less all partial withdrawals.

     (f) If the Policy is issued for two (2) Insureds, the "target date" is based on the age of the younger Insured, or what would have been the age of the younger Insured if the younger Insured predeceases the older Insured. This also applies if, as of the Policy Date, the younger Insured is younger than Age 75.

[13] Would you please provide examples of how the Death Benefit is determined? Below are six examples of how the Death Benefit is determined. Each example assumes the death claim becomes payable exactly on the stated Policy Anniversary. Values shown are hypothetical, including the amount of Premiums paid, the Account Values shown as of the date the death claim is payable and the Guaranteed Minimum Death Benefit then applicable.

The first three examples illustrate death benefit Option A. The first example is a situation where the Death Benefit equals the Specified Amount. The second is an example where the Death Benefit is the Minimum Required Death Benefit. The third is an example where the Death Benefit is the Guaranteed Minimum Death Benefit.

Examples four through six illustrate death benefit Option B. The fourth example is a situation where the Death Benefit is the Specified Amount plus the Account Value. The fifth is an example where the Death Benefit is the Minimum Required Death Benefit. The sixth example is a situation where the Death Benefit is the Guaranteed Minimum Death Benefit. In reviewing the examples for Option B, please remember that the sum of the Specified and the Account Value is compared to the Minimum Required Death Benefit and the Guaranteed Minimum Death Benefit.

The third and sixth examples assume that positive investment performance significantly increased Account Value, which was then followed by a period of substantial negative investment performance.

Each example assumes that we issue a Policy to a 50 year old man who qualifies for the No Tobacco use class, we issued the Policy 6 months after his 50th birthday, the Policy has a Specified Amount of $100,000 and there have been no withdrawals. Please remember that these examples show the Death Benefit, and that the Death Proceeds equal the Death Benefit reduced by any Debt and increased by any required interest.

       ---------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
       Death          Total           Policy      Account Value     Specified        Minimum        Guaranteed    Death Benefit
       Benefit    Premiums Paid    Anniversary                        Amount         Required     Minimum Death
        Option                       Claim is                                     Death Benefit      Benefit
                                     Payable
                  --------------- --------------- --------------- --------------- --------------- --------------- ---------------
       ---------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
           A      $                     1         $                  $100,000     $               $               $
       ---------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
       ---------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
           A      $                     12        $                  $100,000     $               $               $
       ---------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
       ---------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
           A      $                     20        $                  $100,000     $               $               $
       ---------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
       ---------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
           B      $                     1         $                  $100,000     $               $               $
       ---------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
       ---------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
           B      $                     20        $                  $100,000     $               $               $
       ---------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
       ---------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
           B      $                     25        $                  $100,000     $               $               $
       ---------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------


[14] Does choosing between Options A and B affect anything other than the Death Benefit? Yes. Choosing Option A or Option B affects the Net Amount at Risk which will have an impact on the amount you pay in cost of insurance charges. Option B initially has a higher Net Amount at Risk which will result in a higher cost of insurance charge. It may also have an impact on what you might pay upon surrender. How these charges work are discussed in more detail below in the section on Costs. An increase in charges has a negative impact on the growth of your Account Value. A decrease in charges has a positive impact on the growth of your Account Value.

[15] Who chooses which option to use? You choose the option on your Application for a Policy. If you do not indicate on your Application which of these options is to apply, the Policy, if issued, will be issued under Option B, which, at least initially, will provide a higher Death Benefit than Option A.

[16] May I change the Death Benefit option or the Specified Amount? While the Insured is alive, you may request to change the Death Benefit option or to increase or decrease the Specified Amount to meet changing needs or goals.

Any change to the Death Benefit option is subject to our acceptance and our rules, which include, but are not limited to the following:

     1. Any change must take effect after the first Policy Year.

     2. We only permit one such change per Policy Year.

     3. We must receive the request In Writing at our Office.

     4. We require satisfactory evidence of insurability for any change that prospectively increases the Net Amount at Risk.

     5. If evidence of insurability is required, we will not accept the request if the Insured(s) is over our then current maximum age for issuing a Policy.

     6. We may require you to sign an acknowledgment that you understand the impact or potential impact of the change on the tax treatment of your Policy, particularly if the change results or may result in your Policy becoming a MEC. Changing between Option A and Option B also may have an impact on whether a Policy is treated as a MEC. Therefore, you should consult with a competent tax advisor before requesting a change.

     7. If we grant any such request, it will take effect on the Monthly Processing Day occurring on or immediately following the date we agree to such a change.

Any change to the Specified Amount is subject to our rules, which include, but are not limited to the seven rules outlined above for changing the Death Benefit option, plus the following additional rules:

     1. The amount of any increase or decrease may not be less than $5,000.

     2. The Specified Amount after any decrease may not be less than $50,000.

     3. No decrease in the Specified Amount is permitted during the first five Policy Years or during the five calendar years subsequent to any increase in Specified Amount.

[17] What other parts of the Policy are affected if I change the Specified Amount? Increasing the Specified Amount initially results in a higher Death Benefit, unless the increased Specified Amount would then not exceed the Minimum Required Death Benefit or the Guaranteed Minimum Death Benefit. When the Death Benefit is increased in this way, it initially increases the Net Amount at Risk, and therefore, the cost of insurance charge. Decreasing the Specified Amount generally has the opposite effects. Changing the Specified Amount could affect the maximum Premiums you may pay, as well as the Maximum Annual Assessable Premium. Also, if your policy is not deemed to be a MEC, changing the Specified Amount may affect how much Premium you may subsequently pay without the Policy becoming a MEC.

[18] How are Death Proceeds paid? We pay the Death Proceeds as a lump sum or in accordance with the terms of whatever settlement options we then make available to Beneficiaries. Generally, Beneficiaries can choose a lump sum or one of the settlement options we make available. However, you, rather than the Beneficiaries, may choose the method of payment from among those we make available if you let us know In Writing before the Insured's death how you want the Death Proceeds to be paid.

                          Account Value and Cash Value

[19] What is the Account Value? The Account Value is the value of a Policy while the Insured is alive before any deduction for any contingent deferred sales charge and before any reduction for any Debt. It is the total of the Account Value allocated to each Sub-account and any Fixed Allocations plus any Account Value in the Loan Account. You may allocate Account Value to the variable investment options, which are each Sub-accounts of the Separate Account, or to Fixed Allocations. Any portion of the Account Value maintained in the Loan Account serves as collateral for outstanding Policy loans.

[20] How does American Skandia determine the Account Value in the variable investment options? On each Valuation Date, the Account Value in any variable investment option you utilize equals the number of Units you then maintain in that investment option multiplied by that investment option's then current Unit Price. When you allocate all or a portion of the Premium to an investment option or when you transfer Account Value into a variable investment option, Units are purchased using the then current Unit Price. When you take all or a portion of a distribution or benefit from a variable investment option or you transfer Account Value from a variable investment option, Units are sold at the then current Unit Price in order to fund that distribution, benefit or transfer.

[21] How does American Skandia determine the Account Value for Fixed Allocations? We credit a fixed rate of interest to Fixed Allocations. From time to time we declare interest rates applicable to new Fixed Allocations. If you make a Fixed Allocation, we credit the rate then in effect to that Fixed Allocation until the next Policy Anniversary. Once that Policy Anniversary is reached, we credit, for the next Policy Year, the then current rate applicable to new Fixed Allocations. This applies to all your Fixed Allocations then in effect. During each subsequent Policy Year, the rate we credit for each Policy Year is the one then in effect for new Fixed Allocations.

The Policy offered pursuant to this Prospectus includes Fixed Allocations. These Fixed Allocations are not registered as a security with the Securities and Exchange Commission under either the Securities Act of 1933 or the Investment Company Act of 1940. The Fixed Allocations are not subject to these Acts. Information about the Fixed Allocations is included in this Prospectus to help with your understanding of the features of the Policy. The staff of the Securities and Exchange Commission has not reviewed this information. However, the information may be subject to certain generally applicable provisions of the Federal securities laws regarding accuracy and completeness. The assets supporting Fixed Allocations are held in American Skandia's general account.

[22] How does American Skandia determine the interest rate for Fixed Allocations? We determine the interest rate applied to Fixed Allocations based on our assessment of the earnings we expect to achieve when investing to support these obligations, our costs, competition, profit targets and other factors. We have sole discretion to determine the rates. However, the interest rate will never be less than 3.0% per year, compounded yearly.

[23] How does American Skandia determine the Account Value in the Loan Account? As of the date of this Prospectus, we currently credit interest to Account Value in the Loan Account at the rate of 6.0% per year, compounded yearly. However, to the extent permitted by law, we retain the right to credit less, but never less than [ ]% per year, compounded yearly.

[24] What is the Cash Value? The Cash Value is the total Account Value less any contingent deferred sales charge and Debt.

[25] Do I have to maintain a minimum Cash Value? There must always be enough Cash Value so that, on any Monthly Processing Date, the Cash Value is more than zero. If the Cash Value is zero or less after we deduct charges, we send you a notice giving you a 61-day "grace period" to send us a required amount. If the Cash Value at the end of the grace period, after deduction for all previously unpaid charges, is zero or less, the Policy ends without value, unless the guaranteed continuation provision applies. This provision is discussed in the section "Keeping the Policy In Force".

                               Cash Value Credits

[26] What are Cash Value Credits, and how do I get them? Cash Value Credits are amounts we credit to your Account Value, where permitted by law. We provide these amounts if your total Cash Value on a Policy Anniversary equals or exceeds a Cash Value trigger. We determine if your Policy is eligible for a Cash Value Credit on each Policy Anniversary. Your Policy's eligibility for Cash Value Credits may change from year to year. The Cash Value trigger depends on the total amount of Premiums paid. Whether your Cash Value meets or exceeds the trigger depends on the investment performance of the investment options, partial withdrawals, Debt and whether you pay back any loans or loan interest.

[27] What is the Cash Value trigger? The Cash Value trigger is 200% of the Premiums you pay. Please note, even if your Account Value is greater than the Cash Value trigger, you may not have reached the trigger amount, since the Cash Value may be less than the Account Value due to the contingent deferred sales charge and any Debt.

[28] How much is added to my Account Value? The Cash Value Credit, if any, added to your Account Value equals 0.25% of the Cash Value on the applicable Policy Anniversary. The following examples illustrate how this works:

         (a) Assume that the total amount of Premiums paid is $70,000. Assume that on the 14th Policy Anniversary the Cash Value is $150,000. The Cash Value trigger is 200% of $70,000, which is $140,000. The amount to be added to the Account Value is 0.25% of $150,000, which is $375.

         (b) For the same Policy, assume that the Cash Value on the 15th Policy Anniversary is $115,000, due to a combination of investment performance and a loan of $25,000 in the middle of the Policy Year. The Cash Value trigger for this Policy remains $140,000. Therefore, no Cash Value Credit is provided on the 15th Policy Anniversary.

         (c) For the same Policy, assume that the Cash Value on the 16th Policy Anniversary is $160,000, due to a combination of investment performance and repayment of the loan and loan interest. The Cash Value trigger remains $140,000. The amount to be added is 0.25% of $160,000, which is $400.

[29] Who pays for the Cash Value Credits, and how are they paid? We pay for any Cash Value Credits out of our general account. We allocate any Cash Value Credits due on the applicable Policy Anniversary to the variable investment options and Fixed Allocations in which you then maintain Account Value. We make the allocations pro-rata based on the Account Value in the variable investment options and any Fixed Allocations on the applicable Policy Anniversary. No allocation is made to the Loan Account. Cash Value Credits cannot be used to repay Debt.

                                      Costs

[30] What kind of charges are there for this Policy? The Policy has five (5) different kinds of charges: (1) charges we deduct from Premiums; (2) charges we assess daily against assets maintained in the Separate Account, which only apply to the Account Value you allocate to the variable investment options; (3) charges we deduct monthly from the Account Value and which are due in all Policy Years to Age 100; (4) charges we deduct monthly from the Account Value for a specified number of Policy Years; and (5) "contingent" charges, which are those charges that you only pay in certain specified circumstances. There also are fees and expenses charged by the Portfolios.

[31] What charges are deducted from Premiums? We deduct a percentage of each Premium in relation to state and local premium taxes we may incur on that Premium, and an amount in relation to our Federal taxes. We deduct these charges before we allocate the net amount to the investment options.

[32] How much is charged for premium taxes? The amount we charge is based on the rates determined by state and local governments. In most jurisdictions these rates range for 0% to 3.5% of each Premium. The actual percentages we charge for the states and the District of Columbia as of the date of this Prospectus are found in Appendix C.

[33] What is the charge in relation to the Company's Federal taxes? The Code requires a life insurer to capitalize an imputed acquisition expense, thereby increasing its tax liability over what it would be without this special provision. The tax liability created by this imputed acquisition is sometimes referred to as a "deferred acquisition cost" tax, or "DAC" tax. To reimburse us for this special insurance company tax at a rate we believe to be reasonable in relation to the liability, we deduct an amount equal to [ ]% of each Premium.

[34] What are the charges assessed against the Separate Account and when are they paid? We assess a mortality and expense risk charge and an administration charge against the assets in the Separate Account. The mortality and expense risk charge is 0.90% per year. The charge for the administrative expenses connected with operating the Separate Account is 0.25% per year. We assess these charges each Valuation Period against the daily value of each Sub-account. We reserve the right to assess the Separate Account for any taxes that may be attributed to it. Currently, no such charge for taxes is assessed.

[35] What monthly charge applies in all Policy Years to Age 100? We deduct the cost of insurance charge until the Policy Anniversary on or immediately after the Insured's 100th birthday. For Policies with two Insureds, this is the Policy Anniversary on or after the 100th birthday of the younger Insured, or if that person is deceased, what would have been that Insured's 100th birthday. We take this charge from your Account Value each Monthly Processing Day.

[36] How much is the cost of insurance charge? The monthly cost of insurance charge is determined based on the current monthly cost of insurance rate multiplied by an underwriting factor with that amount multiplied by the Net Amount at Risk. To that amount we add a cost of insurance fee. The current cost of insurance rates, cost of insurance fee and underwriting factor are subject to change; however, the combination will not exceed the product of the guaranteed maximum cost of insurance charge multiplied by the Net Amount at Risk. The cost of insurance charge is not a constant dollar amount.

Please note that in calculating the Net Amount at Risk, the Death Benefit that would then apply is the highest of the Minimum Required Death Benefit, the Guaranteed Minimum Death Benefit or, the Specified Amount (for Option A), or the sum of the Specified Amount plus the Account Value (for Option B). The cost of insurance rates increase as the Insured ages, although the rates may not increase each Policy Year. We reserve the right to vary the rates per thousand of Net Amount at Risk based on either the Net Amount at Risk or on the Specified Amount.

At present, the current cost of insurance rates based on simplified underwriting are higher than those based on full underwriting (there is no difference in the guaranteed maximum charges based on the manner of underwriting). If your Policy is issued based on simplified underwriting and we, at a later date, agree to increase the Specified Amount in a manner that requires full underwriting of the increase, the current cost of insurance rates subsequently will be determined as if the entire Policy had been issued based on full underwriting.

The guaranteed maximum monthly cost of insurance charges for Policies with one Insured are shown in Appendix D. The current monthly cost of insurance rates as of the date of this Prospectus for Policies with one Insured are shown in Appendix E. Corresponding rates for two proposed Insureds are available from us upon request. A detailed explanation of how we calculate the current monthly cost of insurance charges and a sample calculation are provided in Appendix F.

[37] What is the guaranteed maximum cost of insurance charge? The guaranteed maximum cost of insurance charge is different at each Age. The guaranteed maximum cost of insurance charge depends on the risk class of each Insured. We base the guaranteed maximum charges on the sex distinct 1980 Commissioners Standard Ordinary Ultimate Mortality Smoker/Non-Smoker Table, age last birthday. However, if required by law, unisex charges will apply, and we will use a unisex variation of that table.

[38] What monthly charges apply only for a specified number of Policy Years? We deduct a sales charge for a specified number of Policy Years.

[39] How much is the sales charge and when do I pay it? We deduct the sales charge during the first ten (10) Policy Years. It is a percentage of your Account Value and is the equivalent of 0.40% per year. We deduct this charge from your Account Value each Monthly Processing Day.

There are certain circumstances which may result in reduction or elimination of the sales charge. These are exactly the same circumstances that may result in reduction or elimination of the contingent deferred sales charge, as described below in response to the question "How much is the contingent deferred sales charge and when must I pay it?"

[40] What are the contingent charges? The contingent charges are: (1) the contingent deferred sales charge; (2) the transfer fee; and (3) the partial withdrawal transaction fee.

[41] How much is the contingent deferred sales charge, and when must I pay it? The contingent deferred sales charge is a percentage of the Assessable Premium paid. It is charged if you surrender the Policy during the first ten (10) Policy Years, unless the Policy qualifies for a medically-related waiver of these charges, as discussed in the section of this Prospectus titled "Medically-Related Waiver".

The percentages that we assess against Assessable Premium upon a surrender are as follows:

                       -------------------- -------------------
                             Policy Year        Percentage (%)
                       -------------------- -------------------
                       -------------------- -------------------
                                 1                   10
                       -------------------- -------------------
                       -------------------- -------------------
                                 2                   9
                       -------------------- -------------------
                       -------------------- -------------------
                                 3                   8
                       -------------------- -------------------
                       -------------------- -------------------
                                 4                   7
                       -------------------- -------------------
                       -------------------- -------------------
                                 5                   6
                       -------------------- -------------------
                       -------------------- -------------------
                                 6                   5
                       -------------------- -------------------
                       -------------------- -------------------
                                 7                   4
                       -------------------- -------------------
                       -------------------- -------------------
                                 8                   3
                       -------------------- -------------------
                       -------------------- -------------------
                                 9                   2
                       -------------------- -------------------
                       -------------------- -------------------
                                10                   1
                       -------------------- -------------------
                       -------------------- -------------------
                                11+                  0
                       -------------------- -------------------

[42] How does American Skandia determine the Assessable Premium? The Assessable Premium equals the total Premiums less the total Exempt Premiums.

[43] What are Exempt Premiums? Exempt Premiums are the amounts against which we will not charge a contingent deferred sales charge upon surrender or withdrawal.

[44] How does American Skandia determine which Premium amounts are Exempt Premiums? Exempt Premiums are that portion of Premiums paid in any Policy Year that exceeds the Maximum Annual Assessable Premium.

[45] What is the Maximum Annual Assessable Premiums? The Maximum Annual Assessable Premium is an amount per thousand of Specified Amount. It depends on the Age, risk class and, where permitted, gender of the Insured. The Maximum Annual Assessable Premium is increased if you increase the Specified Amount, and is decreased if you decrease the Specified Amount. We have provided a table in Appendix G of the Maximum Annual Assessable Premium for Policies with one Insured and two Insureds.

[46] Please provide examples of what it would cost to surrender the Policy? The following are two hypothetical examples of how much it would cost to surrender the Policy. In each example, it is assumed that neither the Specified Amount nor the Death Benefit option is changed after the Policy Date.

         (1) In this first example, assume that the Policy is a New Policy. Assume also: (a) the Maximum Annual Assessable Premium is $10,000;
              (b) $10,000 of Premium was paid in each of Policy Years 1 through 5, for a total of $50,000; (c) the Policy is being surrendered in Policy Year 6; and (d) at the time of surrender, the Account Value is $75,000.

              Given these facts, the Assessable Premium equals the Premiums paid. No amount paid in any Policy Year exceeded $10,000. The contingent deferred sales charge for a surrender in Policy Year 6 is 5% of the Assessable Premium (5% of $50,000 or $2,500). The amount payable upon surrender would be $75,000 less $2,500, which equals $72,500

         (2) In this second example, assume that the Policy is an Exchange Policy. Assume also: (a) the Maximum Annual Assessable Premium is $10,000; (b) the proceeds of the exchange were $50,000, which was the initial Premium, and $5,000 of subsequent Premium was paid in the second Policy Year; (c) the Policy is being surrendered in Policy Year 6; and (d) at the time of surrender, the Account Value is $85,000.

              Given these facts, the Assessable Premium is less than the Premiums paid. The amount of Premium paid in the first Policy Year over $10,000 is Exempt Premium. Since $50,000 was paid in the first Policy Year, the amount of the Exempt Premium paid in that Policy Year was $50,000 minus $10,000, which is $40,000. There was no Exempt Premium in the second Policy Year, since $5,000 is less than the Maximum Annual Assessable Premium. Since there has not been a change to the Specified Amount or Death Benefit option, the percentage to be assessed will be assessed against $55,000 of Premium less $40,000 of Exempt Premium, which equals $15,000. The contingent deferred sales charge for a surrender in Policy Year 6 is 5% of the Assessable Premium (5% of $15,000 or $750). The amount payable upon surrender would be $85,000 less $750, which is $84,250.

[47] Are there any situations in which the sales charge and the contingent deferred sales charge are reduced or eliminated? From time to time, and to the extent permitted by law, we may reduce the amount of the sales charge and the contingent deferred sales charge, the period during which such charges apply, or both, when Policies are sold to persons or groups of persons in a manner that reduces sales expenses. We would consider such factors as: (a) the size and type of group; (b) the amount of Premiums; and/or (c) other transactions where sales expenses are likely to be reduced.

No sales charge or contingent deferred sales charge is imposed when, as of the Policy Date, the Owner or the Insured of a Policy issued pursuant to this Prospectus is: (a) any parent company, affiliate or subsidiary of ours; (b) an officer, director, employee, retiree, sales representative, or in the case of an affiliated broker-dealer, registered representative of such company; (c) a director, officer or trustee of any underlying mutual fund; (d) a director, officer or employee of any investment manager, sub-advisor, transfer agent, custodian, auditing, legal or administrative services provider that is providing investment management, advisory, transfer agency, custodianship, auditing, legal and/or administrative services to an underlying mutual fund or any affiliate of such firm; (e) a director, officer, employee or registered representative of a broker-dealer or insurance agency that has a then current selling agreement with us and/or with American Skandia Marketing, Incorporated; (f) a director, officer, employee or authorized representative of any firm providing us or our affiliates with regular legal, actuarial, auditing, underwriting, claims, administrative, computer support, marketing, office or other services; (g) the then current spouse of any such person noted in (b) through (f) above; (h) the parents of such person noted in (b) through (g) above; (i) such person's child(ren) or other legal dependent under the age of 21; and (j) the siblings of any such persons noted in (b) through (h) above.

[48] How much is the transfer fee and when must I pay it? We charge $10.00 for every transfer after the 12th in each Policy Year. That includes transfers into a Fixed Allocation and any transfers from a Fixed Allocation unless the transfer occurs on a Policy Anniversary. It does not include transfers made as part of any dollar cost averaging program we offer. For this purpose, all transfers occurring during the same Valuation Period are considered one transfer. We assess the transfer fee at the time of any transfer subject to the fee.

[49] How much is the partial withdrawal transaction fee, and when must I pay it? We charge $25.00 as a transaction fee for each partial withdrawal other than one which qualifies as a medically-related withdrawal. This amount is deducted separately from your Account Value.

[50] How are charges deducted from Account Value? We deduct charges from your investment options pro-rata based on the Account Value in each investment option. If you maintain Account Value in more than one Fixed Allocation in a Policy Year, any applicable charges will be deducted on a "last-in, first-out" basis, starting with the last Fixed Allocation that was made prior to the Monthly Processing Date the deduction is made. Upon surrender or withdrawal, we assess charges against the investment options pro-rata in the same ratio as Account Value is being withdrawn from such investment options.

[51] What are the charges for the Portfolios? We do not assess any charges against the Portfolios. However, each Portfolio charges a total annual fee comprised of an investment management fee and operating expenses. Expenses for the Portfolios are provided in the "Variable Investment Options" section below. More detailed information about fees and charges can be found in the prospectuses for the Portfolios.

                                 Buying a Policy

[52] How do I buy a Policy? We require that our standards be met and that we receive a Premium before we issue a Policy. We need information to determine if those standards have been met. We require you to submit an Application as part of our effort to gather the needed information. We may require additional information, including, but not limited to, some of the Insured's medical records. We may also require the Insured to take certain medical tests. As part of our standards, we will not issue a Policy if, as of the Policy Date, the Insured would be older than Age 80. If our standards are not met and we received a Premium, we will return to you an amount equal to the Premium. No interest will be paid.

To the extent permitted by law, we reserve the right to apply differing standards of insurability to persons who may be part of a group or who may qualify, for some other reason, as part of a different class. Such classes may include, but are not limited to, persons seeking a Policy who are applying all or a portion of proceeds from an insurance or annuity contract issued by American Skandia or an affiliate, or proceeds of a redemption from another financial product, such as mutual funds, distributed by any of our affiliates or by an affiliate of any of the Portfolios. One of the criteria we may apply in such a situation is that such differing standards of insurability apply only after maintaining funds in such policy, contract, or financial product for a specified period of time.

[53] When do I pay the initial Premium? You may submit Premium with the Application if the Insured meets certain medical underwriting criteria.

If any portion of any Premium is to be received as part of a replacement of a life insurance policy (whether or not a tax-free exchange), endowment or annuity policy then we must receive all our requirements In Writing for all such replacements as of the same date. Such date must be prior to the date we decide to issue a Policy. Replacements are subject to our acceptance.

If we do not accept Premium with the Application or you chose not to submit a Premium with the Application, we will notify you if and when we have accepted the Application and agreed, subject to submission of the Premium, to issue a Policy. We will let you know at that time the minimum and maximum amounts we accept as the initial Premium. We will not issue a Policy until we receive at least the minimum initial Premium at our Office.

You may choose to use our funds transfer authorization procedures as part of buying a Policy. If you elect this procedure, you authorize us to redeem funds from one or more financial institutions with which you currently maintain funds and use those funds to pay Premium. You must do so In Writing using a form that authorizes us to obtain such funds only if and when we have determined that the Application meets our standards for issuing a Policy. If you use this procedure, you must provide us with all such authorizations simultaneously.

[54] What is the initial Premium? There is not a fixed amount of initial Premium. Instead, we accept a range of initial Premium between a minimum and a maximum. The minimum and maximum depends on the Specified Amount and the Insured's age, risk class and gender, where permitted, as of the Policy Date.

[55] What is the maximum initial Premium I can pay? The maximum initial Premium we accept equals the maximum amount that can be paid without increasing the Death Benefit on the Policy Date. However, if you submit any Premium before we have determined whether you meet our requirements for issuing a Policy, at such time we will not accept more than $500,000 without prior Home Office approval.

[56] What is the minimum initial Premium I can pay? The minimum Premium we generally accept as an initial Premium is 1/4th of the Maximum Annual Assessable Premium. We may accept less under certain circumstances, such as when you authorize periodic withdrawals from an account you may have with a bank or other financial institution in amounts designed to cumulatively pay amounts equal to at least half of the MEC Threshold Amount.

[57] Will you accept my initial Premium if it causes my Policy to be treated as a MEC? We will not apply the portion of an initial Premium that we believe would require us to treat your Policy as a MEC unless you acknowledge In Writing before the Policy Date that we will treat the Policy as a MEC. If we do not receive such notification, we will return to you the difference between the amount you submitted and the amount we will apply as the initial Premium. However, this will not apply in the case of an Exchange Policy where we receive information we believe requires us to treat the Exchange Policy as a MEC in any case.

[58] Am I covered while my Application is being reviewed? We may issue you a temporary insurance agreement during the "underwriting period." The "underwriting period" is the period between the time you first apply for a Policy and the time we either issue the Policy or decide not to issue one. A temporary insurance agreement may be issued if: (a) the Application is completed in full; (b) the Insured answers "no" to certain questions on the Application (these are questions we use as indicators of whether we will issue temporary insurance); (c) no Insured is under age 20; and (d) a Premium is submitted with the Application. If we issue a temporary insurance agreement and the Insured (both Insureds if there are two Insureds) dies during the underwriting period, the temporary insurance benefit will be payable if all the conditions of the temporary insurance agreement are satisfied. If the Insured(s) die(s) during the underwriting period and no temporary insurance agreement was in effect, no benefit is payable.

We will return any Premium submitted with the Application if we cannot complete underwriting within [ ] days from the date the Application is signed. If you notify us promptly, we will continue the underwriting process and notify you if and when you meet our standards for issuing a Policy, at which time you may once again send us a Premium.

Temporary insurance ends [ ] days after the Application is signed, even if the underwriting period exceeds [ ] days.

[59] What is the temporary insurance benefit? If the Insured dies while temporary insurance is in effect, we pay the Beneficiary the lesser of the Death Benefit that would be in effect on the Policy Date if a Policy had been issued or $250,000. This $250,000 maximum applies to all temporary insurance then in effect with us. Premium amounts in excess of this benefit are returned to you, without interest or earnings.

[60] What happens if I change my mind about buying a Policy? You have a "free-look" period during which you can change your mind about buying a Policy. The free-look period is never less than 10 days from the date you receive your Policy. It may be longer depending on the applicable state law and the circumstances of your purchase. If you return your Policy to us within the free-look period, we generally will return the greater of (1) the Premiums paid, or (2) your Account Value plus an amount that equals any premium tax and DAC tax deducted and any charges deducted from your Account Value. However, if you have submitted a "return waiver," we will return only your Account Value plus any premium and DAC taxes deducted and any charges deducted from your Account Value. This may be more or less than the Premiums paid.

[61] How and when is my initial Premium invested? We invest your Net Premium, which is the Premium less the charges deducted from each Premium and any charge for optional additional benefits (should you elect such benefits). We invest the initial Net Premium on the Policy Date. You can request that we allocate the initial Net Premium using one or more variable investment options and/or a Fixed Allocation. However, we initially invest the portion of the initial Net Premium that you indicate you want invested in variable investment options in the AST Money Market Sub-account, unless you submit a "return waiver" In Writing before the Policy Date, where permitted by law. This also applies to any additional Premium we receive during the "free-look" period discussed below. A return waiver is an election by you to invest as soon as possible in the variable investment options of your choice. If you submit a "return waiver" and then decide to return your Policy during the "free-look" period, you may receive back less than the Premium. Generally, we transfer the Account Value in the AST Money Market Sub-account to the variable investment options you request as of the Valuation Date which is on or immediately after the 15th day after the date we issue a Policy. However, we will make the transfer as of a later date if your "free-look" period is longer than 10 days to meet state law requirements.

[62] How do I choose how much of this type of life insurance to buy, which Death Benefit Option to use and how much Premium to pay? The Death Benefit Option, Specified Amount and the program of Premium payments that is right for your needs depends on your particular circumstances and the reasons you are buying a Policy. You and your financial representative should discuss your needs and financial goals before applying for a Policy.

                           Variable Investment Options

[63] What are the investment objectives and policies of the variable investment options? What charges are made by the Portfolios in which these options invest? Each variable investment option is a Sub-account of the Separate Account. Each Sub-account invests exclusively in one Portfolio. Details about the investment objectives, policies, risks, costs and management of the Portfolios are found in the prospectuses for the underlying mutual funds. You should carefully read the prospectuses for any Portfolio in which you are interested. To assist you in determining which Portfolios may be of interest to you, we have provided below a list of the Portfolios, their investment objectives (in italics) and a short, summary description of their key policies. Next to each Portfolio's investment objective and policies is the investment management fee, other expenses, and the total annual expense for such Portfolio. The total annual expense is the sum of the investment management fee and other expenses. Each figure is stated as a percentage of the Portfolio's average daily net assets. Except as noted, all expenses shown are after any applicable reimbursement or waiver of fees. These percentages are fees for the calendar year that ended December 31, 1997. Those Portfolios below that are marked with an asterisk (*) have not been in operation for a full year. Therefore, the expenses shown are estimated and annualized. The underlying mutual fund portfolio information was provided by the underlying mutual funds and has not been independently verified by the Company.

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                                                                                                Investment    Other       Total
                          Portfolio: Investment Objective/Policies                              Management     Expenses   Annual
                                                                                                    Fee                    Expenses
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                        American Skandia Trust Portfolios
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Lord Abbett Growth and Income: long-term growth of capital and income while attempting to avoid excessive fluctuations in market value.  Normally, investments will be made in common
stocks of seasoned companies which are expected to show above-average growth and which the         0.75%       0.18%        0.93%
Portfolio's sub-advisor believes to be in sound financial condition.
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Lord Abbett Small Cap Value*: to seek long-term capital appreciation.  Investments will be primarily made in equity securities which are believed to be undervalued.  Under normal
circumstances, the Portfolio will invest at least 65% of its assets in common stocks issued        0.95%       0.39%        1.34%
by smaller, less well-known companies, with market capitalizations of less than $1 billion.
Smaller companies may carry more risk than larger companies.
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JanCap Growth: growth of capital in a manner consistent with the preservation of capital.
The Portfolio pursues its objective by emphasizing investments in common stocks.                   0.88%       0.18%      1.06%(1)
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AST Janus Overseas Growth: to seek long-term growth of capital.  The Portfolio pursues its
objective primarily through investments in common stocks of issuers located outside the            1.00%       0.35%        1.35%
United States.
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AST Money Market: to maximize current income and maintain high levels of liquidity.  The
Portfolio attempts to accomplish its objective by maintaining a dollar-weighted average
maturity of not more than 90 days and by investing in securities which have effective              0.45%       0.15%      0.60%(2)
maturities of not more than 397 days.
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Federated High Yield: to seek high current income by investing primarily in a diversified portfolio of fixed income securities.  The Portfolio will invest at least 65% of its assets in lower-rated (BBB or lower) fixed rate corporate debt obligations.  Investments of this
type are subject to a greater risk of loss of principal and interest than investments in           0.75%       0.23%        0.98%
higher rated securities and are generally considered high risk.  Lower-rated or unrated bonds are commonly referred to as "junk bonds."
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T. Rowe Price Asset Allocation: to seek a high level of total return by investing primarily in a diversified group of fixed income and equity securities.  Under normal conditions over
the long-term, the Portfolio expects to allocate its assets so that approximately 40% of its       0.85%       0.28%        1.13%
assets will be in fixed income securities and approximately 60% in equity securities.
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T. Rowe Price International Equity: to seek total return of its assets from long-term growth of capital and income, principally through investments in common stock of established,
non-U.S. companies.  The Portfolio intends to diversify broadly among countries and to             1.00%       0.26%        1.26%
normally have at least three different countries represented in the Portfolio.
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T. Rowe Price Natural Resources: to seek long-term growth of capital through investment primarily in common stocks of companies which own or develop natural resources and other
basic commodities.  The Portfolio will invest primarily (at least 65% of its total assets) in      0.90%       0.26%        1.16%
common stocks of companies which own or develop natural resources and other basic commodities.
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                                                                                                Investment    Other       Total
                          Portfolio: Investment Objective/Policies                              Management     Expenses   Annual
                                                                                                    Fee                    Expenses
---------------------------------------------------------------------------------------------- -------------- ----------- ----------
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T. Rowe Price  International  Bond:  seeks to provide  high  current  income and capital  appreciation  by  investing  in  high-quality,  non  dollar-denominated government  and corporate  bonds outside the United  States.  The Portfolio will invest  at least  65% of its  assets  in  high-quality,  non  dollar-denominated government and corporate bonds outside the United
States.  The Portfolio may also invest up to 20% of its assets in below investment-grade,          0.80%       0.31%        1.11%
high-risk bonds, including bonds in default or those with the lowest rating (commonly referred to as "junk bonds").
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T. Rowe Price Small Company Value: to provide long-term capital appreciation by investing primarily in small-capitalization stocks that appear to be undervalued.  The Portfolio will invest at least 65% of its total assets in companies with a market capitalization of $1
billion or less that appear undervalued by various measures, such as price/earnings or             0.90%       0.26%        1.16%
price/book value ratios.  Investing in small companies involves greater risk, as
well  as  greater  opportunity,   than  is  customarily   associated  with  more
established companies.
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Founders Capital Appreciation: to seek capital appreciation.  The Portfolio will normally invest at least 65% of its total assets in common stocks of U.S. companies with market
capitalizations of $1.5 billion or less.  Investment in such companies may involve greater         0.90%       0.23%        1.13%
risk than is associated with more established companies.
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Founders Passport: to seek capital appreciation.  The Portfolio invests primarily in securities issued by foreign companies which have market capitalizations or annual revenues of $1 billion or less.  At least 65% of the Portfolio's assets will normally be invested in foreign securities representing a minimum of three countries.  The Portfolio will normally
will invest a significant proportion of its assets in the securities of small and                  1.00%       0.35%        1.35%
medium-sized  companies,   which  involves  greater  risk  than  is  customarily
associated with more established companies.
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INVESCO Equity Income: to seek high current income while following sound investment practices.  Capital growth is a secondary consideration. The Portfolio seeks to achieve its objective by investing in securities which will provide a relatively high-yield and stable
return and which, over the years, may also provide capital appreciation.  The Portfolio            0.75%       0.20%        0.95%
normally will invest at least 65% of its assets in  dividend-paying,  marketable common stocks of domestic and foreign industrial issuers.
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PIMCO Total Return Bond: to seek to maximize total return consistent with preservation of
capital.  The Portfolio will invest in a diversified portfolio of fixed-income securities of       0.65%       0.21%        0.86%
varying maturities with a portfolio duration from three to six years.
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PIMCO Limited Maturity Bond: to seek to maximize total return, consistent with preservation of capital and prudent investment management.  The Portfolio will invest in a diversified
portfolio of fixed income securities of varying maturities with a portfolio duration from one      0.65%       0.23%        0.88%
to three years.
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Robertson Stephens Value + Growth:  to seek capital appreciation.  The Portfolio will invest primarily in growth companies believed by the sub-advisor to have favorable relationships between price/earnings ratios and growth rates in sectors offering the potential for above-average returns.  The Portfolio may invest a substantial portion of its assets in
securities of small companies.  Such companies may offer greater opportunities for capital         1.00%       0.23%        1.23%
appreciation than larger companies, but investments in such companies may involve certain special risks.  The Portfolio may invest up to 35% of its net assets in securities principally traded in foreign markets.
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Twentieth Century Strategic Balanced: to seek capital growth and current income.  It is the intention of the Portfolio's sub-advisor to maintain approximately 60% of the Portfolio's
assets in common stocks that are considered by the sub-advisor to have better-than-average         0.85%       0.40%      1.25%(3)
prospects for appreciation and the remainder in bonds and other fixed income securities.
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Twentieth Century International Growth: to seek capital growth.  The Portfolio will invest primarily in issuers in developed markets.  Under normal conditions, the Portfolio will
invest at least 65% of its assets in equity and equity equivalent securities of issuers from       1.00%       0.75%        1.75%
at least three different countries outside the United States.
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AST Putnam Value Growth & Income: to seek capital growth with current income as a secondary objective.  The Portfolio invests primarily in common stocks that offer potential for capital
growth, and may, consistent with its investment objectives, invest in stocks that offer            0.75%       0.48%        1.23%
potential for current income.  The Portfolio may invest up to 20% of its assets in securities traded in foreign markets.
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AST Putnam International Equity: to seek capital appreciation.  The Portfolio seeks its objective by investing primarily in equity securities of companies located in a country other
than the United States.  The Portfolio will, under normal circumstances, invest at least 65%       0.88%       0.27%        1.15%
of its total  assets in issuers  located in at least three  different  countries other than the United States.
----------------------------------------------------------------------------------------------- ------------ ----------- -----------


---------------------------------------------------------------------------------------------- -------------- ----------- ----------
                                                                                                Investment    Other       Total
Portfolio: Investment Objective/Policies                                                        Management     Expenses   Annual
                                                                                                    Fee                    Expenses
---------------------------------------------------------------------------------------------- -------------- ----------- ----------
----------------------------------------------------------------------------------------------- ------------ ----------- -----------
AST  Putnam  Balanced:   to  provide  a  balanced   investment   composed  of  a
well-diversified  portfolio  of stocks and bonds which will produce both capital growth  and  current  income.  The  Portfolio  may  invest in almost any type of security or negotiable  instrument,  including cash or money market instruments.
The portion of the Portfolio's assets invested in equity
securities and fixed income securities will vary from time to time in light of the                 0.74%       0.29%        1.03%
Portfolio's investment objective, changes in interest rates and economic of other factors.
Under  normal  market  conditions,  it is  expected  that  at  least  25% of the
Portfolio's total assets will be invested in fixed income securities.
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Cohen & Steers Realty*: to maximize total return through investment in real estate securities.  The Portfolio pursues its investment objective of maximizing total return by seeking, with approximately equal emphasis, capital appreciation (both realized and unrealized) and current income.  Under normal circumstances, the Portfolio will invest substantially all of its assets in the equity securities of "real estate companies".  Real
estate companies include those companies that derive at least 50% of its revenues from the         1.00%       0.40%        1.40%
ownership,   construction,   financing,   management  or  sale  of   commercial,
industrial, or residential real estate or that has at least 50% of its assets in such real estate.
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Stein Roe Venture*: to seek long-term capital appreciation.  The Portfolio emphasizes investments in financially strong small and medium-sized companies, based principally on management appraisal and stock valuation.  The Portfolio will pursue its objective by
investing primarily in a diversified portfolio of common stocks and other equity-type              0.95%       0.39%        1.34%
securities of entrepreneurially managed companies the sub-advisor believes represent special opportunities.
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Bankers Trust Enhanced 500*: to outperform the Standard & Poor's 500 Composite Stock Price
Index (the "S&P 500(R)") through stock selection resulting in different weightings of common stocks relative to the index.  The Portfolio will include the common stocks of companies
included in the S&P 500(R).  While the majority of the issues held by the Portfolio will have        0.60%       0.20%      0.80%(4)
neutral weightings to the S&P 500, approximately 100 will be over- or under-weighted relative to the index.
"Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500," and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by American Skandia
Investment Services, Incorporated and Bankers Trust.  The Portfolio is not sponsored, endorsed,  sold or promoted by Standard & Poor's and  Standard & Poor's makes no representation regarding the advisability of investing in the Portfolio.
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Marsico Capital Growth*: to seek capital growth.  Income realization is not an investment objective and any income realized on the Portfolio's investments, therefore, will be incidental to the Portfolio's objective.  The Portfolio will pursue its objective by
investing primarily in common stocks in industries and companies the sub-advisor believes are      0.90%       0.38%        1.28%
experiencing favorable demand for their products and services, and which operate in a favorable competitive and regulatory environment.
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Neuberger&Berman  Mid-Cap Value*:  to seek capital  growth.  The Portfolio seeks capital  growth  through an  investment  approach  that is  designed to increase capital with reasonable risk.
The Portfolio invests principally in common stocks of medium to large capitalization               0.90%       0.25%      1.15%(5)
established companies, using a value-oriented investment approach.  The Sub-advisor looks for securities believed to be undervalued based on strong fundamentals, including a low price-to-earnings  ratio,  consistent  cash flow, and the company's track record through all parts of the market cycle.
----------------------------------------------------------------------------------------------- ------------ ----------- -----------
Neuberger&Berman Mid-Cap Growth*: to seek capital appreciation.  The Portfolio invests in a diversified portfolio of common stocks believed to have the maximum potential for long-term
above-average capital appreciation.  Under normal conditions, the Portfolio primarily invests      0.90%       0.24%      1.14%(6)
in the common stocks of companies with equity market capitalizations from $300 million to $10 billion at the time of investment.  The Portfolio does not seek to invest in securities that pay dividends or interest, and any such income is incidental.

----------------------------------------------------------------------------------------------- ------------ ----------- -----------
------------------------------------------------------------------------------------------------------------------------------------
                       The Alger American Fund Portfolios
------------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------- ------------ ----------- -----------
Alger American Growth: long-term capital appreciation.  Except during temporary defensive
periods, the Portfolio invests at least 65% of its total assets in equity securities of            0.75%       0.04%        0.79%
companies that, at the time of purchase,  have total market capitalization of $1 billion or greater.
----------------------------------------------------------------------------------------------- ------------ ----------- -----------
----------------------------------------------------------------------------------------------- ------------ ----------- -----------
Alger American Small Capitalization: long-term capital appreciation.  Except during defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of
companies that, at the time of purchase of the securities, have total market capitalization        0.85%       0.04%        0.89%
within the range of companies  included  within the Russell 2000 Growth Index or the S&P SmallCap 600 Index, updated quarterly.
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----------------------------------------------------------------------------------------------- ------------ ----------- -----------
Alger American MidCap Growth: long-term capital appreciation.  Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity
securities of companies that, at the time of purchase of the securities, have total market         0.80%       0.04%        0.84%
capitalization  within  the range of  companies  included  in the S&P MidCap 400
Index, updated quarterly.
----------------------------------------------------------------------------------------------- ------------ ----------- -----------
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                                                                                                Investment    Other       Total
                          Portfolio: Investment Objective/Policies                              Management     Expenses   Annual
                                                                                                    Fee                    Expenses
------------------------------------------------------------------------------------------------------------------------------------
                      Montgomery Variable Series Portfolio
----------------------------------------------------------------------------------------------- ------------ ----------- -----------
Emerging Markets Fund: capital appreciation, which under normal conditions it seeks by investing at least 65% of its total assets in equity securities of companies in countries
having emerging markets.  Under normal conditions, investments are maintained in at least six      1.25%       0.50%       1.75(7)
emerging market  countries at all times and no more than 35% of total assets are invested in any one emerging market country.
----------------------------------------------------------------------------------------------- ------------ ----------- -----------

1 The management fee without any voluntary waiver would have been 0.90%; the total annual expenses without any waiver or reimbursement would have been 1.08%.
2 The management fee without any voluntary waiver would have been 0.50%; the other expenses without any reimbursement would have been 0.19%; the total annual expenses without any waiver or reimbursement would have been 0.69%.
3 The other expenses without any reimbursement would have been 0.50%; the total annual expenses without any waiver or reimbursement would have been 1.35%.
4 The other expenses without any reimbursement would have been 0.57%; the total annual expenses without any waiver or reimbursement would have been 1.17%.
5. Prior to May 1, 1998, the Investment Manager had engaged Federated Investment Counseling as Sub-advisor for the Portfolio (formerly, the Federated Utility Income portfolio), for a total Investment Management fee payable at the annual rate of .75% of the first $50 million of the average daily net assets of the Portfolio, plus .60% of the Portfolio's average daily net assets in excess of $50 million. As of May 1, 1998, the Investment Manager engaged Neuberger&Berman Management Incorporated as
     Sub-advisor for the Portfolio, for a total Investment Management fee payable at the annual rate of 0.90% of the first $1 billion of the average daily net assets of the Portfolio plus .85% of the Portfolio's average daily net assets in excess of $1 billion. The Management Fee in the above chart reflects the current Investment Management fee payable to the Investment Manager.
6. Prior to May 1, 1998, the Investment Manager had engaged Berger Associates, Inc. as Sub-advisor for the Portfolio (formerly, the Berger Capital Growth portfolio), for a total Investment Management fee payable at the annual rate of .75% of the average daily nets assets of the Portfolio. As of May 1, 1998, the Investment Manager engaged Neuberger&Berman Management Incorporated as Sub-advisor for the Portfolio, for a total Investment Management fee payable at the annual rate of 0.90% of the first $1 billion of the average daily net assets of the Portfolio plus .85% of the Portfolio's average daily net assets in excess of $1 billion. The Management Fee in the above chart reflects the current Investment Management fee payable to the Investment Manager.
7 The other expenses without any reimbursement would have been 0.56%; the total annual expenses without any waiver or reimbursement would have been 1.81%.

                               Additional Premiums

[64] When may I contribute additional Premiums and how much may I pay? You may send us additional Premiums at any time before the Insured's Age 100 and while the Insured is alive unless the amount you have paid to-date equals the then current maximum we permit. The amount you may pay is flexible within the limits discussed below.

[65] When do you allocate additional Premiums? We allocate Net Premium resulting from an additional Premium payment to the investment options as of the Valuation Period we receive that Premium at our Office.

[66] How do you allocate additional Premiums among the investment options? We allocate Net Premiums resulting from additional Premium payments according to your most recent instructions to us. If you are participating in any allocation programs we agree to support, such as any program of periodic rebalancing of your Account Value among various investment options, we will allocate additional Premiums in accordance with such a program unless we receive alternate instructions.

[67] What is the most I may pay in total while I own a Policy? The maximum you may pay changes. At any particular time, it is the amount which, at that time, would not cause the Death Benefit to increase by more than the amount of the Premium. If you wish to exceed the maximum, you must first request to do so. If you make such a request, we reserve the right to require new evidence satisfactory to us that the Insured meets our underwriting standards before we agree to accept such Premium. If you send us an amount that exceeds the current allowable maximum without any such request and there is no outstanding Debt, we will treat as Premium whatever portion of your payment we can and send to you an amount equal to the excess. We discuss in the section on Loans what we do if there is any outstanding Debt.

[69] What is the least amount I may pay at any one time? Unless you must make a payment to keep the Policy in force, as discussed below, the minimum amount we accept as an additional Premium depends on whether you have arranged to make periodic withdrawals from a bank or other financial institution ($100), or whether you make additional Premium payments directly ($500).

[70] Will you accept an additional Premium if it causes my Policy to be treated as a MEC? We will not apply the portion of any Premium that we believe would require us to treat your Policy as a MEC if it was not previously a MEC unless you provide us with a notice In Writing, before or with our receipt of such Premium, that you understand that we subsequently will treat the Policy as a MEC. If you do not give us such notice, we will return to you the difference between the amount you submitted and any amount we apply as a Premium.

[71] How much may I pay as additional Premium if I don't want the Policy treated as a MEC? If your Policy is not being treated as a MEC, the amount of additional Premium you can pay at any time without your Policy subsequently being treated as a MEC depends on the following factors:

         (a) The Policy Year in which you want to make the payment and the Premiums previously paid: The maximum additional Premium you can pay equals the cumulative MEC Threshold Amount for the current Policy Year plus the prior Policy Years, less the cumulative total amount previously paid. For example, assume that as of the Policy Date, the MEC Threshold Amount was $10,000. Also assume that you gave us $8,000 in each of the first three Policy Years. In the fourth Policy Year, the maximum premium you can pay without the Policy being treated as a MEC equals 4 X $10,000 ($40,000) minus 3 X $8,000 ($24,000), which equals $16,000.

         (b) The Specified Amount as of the time you make the payment: How much you may pay without your Policy being treated as a MEC changes after any increase or decrease to the Specified Amount. You may pay more after an increase to the Specified Amount, subject to the maximum Premium rules noted above. You may be able to pay less in additional Premium, or may not be able to pay any further additional Premium after a change to the Specified Amount if you do not want your Policy treated as a MEC. Whether you may pay anything further will depend on the extent of the reduction to the Specified Amount.

         (c) The amount of any proceeds from any prior policy contributed if you purchased an Exchange Policy: Any amounts contributed to an Exchange Policy reduce the MEC Threshold Amount.

                           Keeping the Policy In Force

[72] What is the least amount I must pay so that the Policy doesn't end? We cannot know in advance any minimum amount that will be required to keep the Policy from ending without value. This is because: (1) the charges we deduct each month are based on your Account Value, which may increase or decrease due to the performance of the investment options; (2) we retain the right to decrease or increase the current cost of insurance rates, subject to the guaranteed maximums in the Policy; and (3) you may request and we may agree to a change in the Death Benefit Option and/or the Specified Amount. If, on any Monthly Processing Day, your Account Value is insufficient to pay the current deductions, a 61-day "grace period" begins unless the guaranteed continuation provision is then applicable, as discussed below. If you enter the grace period, we will send you a notice of how much you have to pay before the end of the grace period to keep the Policy in force.

[73] Can the Policy end because of poor investment performance? The Policy could enter the grace period because of poor investment performance combined with the deduction of the Policy's fees and charges. If that were to occur and, during the grace period, you did not pay the amount needed to keep the policy in force, the Policy would end, unless the guaranteed continuation provision applies.

[74] What is the guaranteed continuation provision? During the first ten Policy Years, you may qualify for a guaranteed continuation provision if: (1) the total amount of Premium you have paid is not less than a specified minimum for each Policy Month times the number of Policy Months since the Policy Date; and (2) there is no Debt. We call the specified minimum for each Policy Month the "monthly continuation amount". This amount is 1/24th of the Maximum Annual Assessable Premium. If you qualify for continuation under this provision, we guarantee that your Policy will not enter into a grace period until the 10th Policy Anniversary. For example, if the Maximum Annual Assessable Premium is $12,000, then the monthly continuation amount is $500. If your Policy was in its 20th Policy Month, the sum of the monthly continuation amounts would be $10,000. Therefore, for purposes of this example, the guaranteed continuation provision would apply in the 20th Policy Month if you had paid at least $10,000 to that point, and would apply in the 21st Policy Month if you had paid at least $10,500 up to the 21st Policy Month, assuming there is no Debt. We adjust the monthly continuation amount going forward after any increase or decrease to the Specified Amount in the first 10 Policy Years.

The Death Benefit while the Policy is kept in force by this provision is the Death Benefit in effect as of the Monthly Processing Day the grace period otherwise would have begun.



                        Transfers and Allocation Services

[75] May I transfer Account Value between investment options? You may transfer Account Value between investment options, but there are limits, as well as potential charges, which are discussed above in the question "How much is the transfer fee, and when must I pay it?" We permit the agent of record to make transfers on your behalf unless you give us other instructions.

[76] Are there any limits on transfers? No transfers are permitted when the Policy is in its "grace period." Should you wish to maintain Account Value in an investment option after transferring a portion of your Account Value out of that investment option, we reserve the right to require that there be at least $500.00 in such investment option after the transfer. If, as a result of the transfer, there would be less than $500.00 in an investment option, we reserve the right to transfer the remaining Account Value pro rata to the investment option(s) that you were transferring to. We retain the right to impose a limit of not more than 12 transfers per Policy Year, including transfers involving Fixed Allocations. Unless such a limit is in effect, there is no limit on the number of transfers that only involve variable investment options, or the number of transfers from variable investment options to make Fixed Allocations. However, we do limit each transfer from Fixed Allocations that are to be effective on any day other than a Policy Anniversary to the greater of 25% of the Account Value in your Fixed Allocations or $1,000. If you make such a transfer from your Fixed Allocations, you cannot make another such transfer until either 90 days has passed or the next Policy Anniversary occurs. We also retain the right to refuse, limit or delay transfers, either for one Owner or a group of Owners, if we believe there may be adverse consequences for other Owners.

[77] What are `allocation services'? Allocation services are programs that automatically transfer Account Value between investment options. We may waive or reduce the minimum amounts required for transfers noted above when your Policy is participating in certain allocation programs, including, but not limited to, static rebalancing programs. However, any limitations on transfers from Fixed Allocations also apply if any allocation services are being utilized.

[78] What allocation services does American Skandia provide? We support dollar cost averaging and static rebalancing.

                                      Loans

[79] When can I take a loan? We offer loans using Account Value as collateral. Where permitted by law, we reserve the right to limit the number loans in each Policy Year. The Insured must be alive when you take a loan (if there are two Insureds, at least one must be alive when a loan is taken). Subject to our rules, we will establish on the Policy Date a loan equal to the outstanding indebtedness on previous life insurance exchanged for a Policy.

[80] Is this type of loan tax-free? A loan is not treated as a distribution and does not result in any taxable income unless, for any reason, we believe your Policy must be treated as a MEC.

[81] How much is available for a loan? You can receive loans equal to 90% of your current Account Value less any applicable contingent deferred sales charge. At the time you take any loan, the amount then available for a new loan is the maximum otherwise available less any Debt. The minimum amount you may borrow is $1,000.

[82] What happens to the Account Value if I take a loan? When you take a loan, we transfer Account Value equal to the amount of the loan into the Loan Account. Account Value in the Loan Account is maintained in our general account. Unless you give us different instructions, we move Account Value from the variable investment options and the Fixed Allocations in the same proportion as your Account Value in the investment options on the Valuation Date we move such Account Value.

The impact of a loan on your Account Value may be positive or negative. At the time a loan is taken, there is no impact. However, if the interest rate credited to Account Value in the Loan Account is greater than what would be earned in the investment options, the loan will have a positive impact on your Account Value. If the interest rate credited to Account Value in the Loan Account is less than what would be earned in the investment options, the loan will have a negative impact on your Account Value. Because a loan can impact the Account Value, it may also have an impact on the Minimum Required Death Benefit and, possibly, the Death Benefit.

[83] What is the interest rate charged on any loan? You owe us interest on any loan at the rate of 6.0% per year, compounded yearly, in arrears. Each Policy Anniversary that the loan is not repaid, we add an amount equal to any unpaid interest to your Debt.

[84] Does Account Value in the Loan Account earn interest? We credit interest to Account Value in the Loan Account. We currently credit interest at the rate of 6.0% per year, compounded yearly, to the Account Value maintained in the Loan Account. We may change this rate, but it will not be less than [ ]% per year, compounded yearly.

[85] Once a loan is taken, does American Skandia ever require more `collateral' in the Loan Account? The Loan Account acts as collateral for any loans from us. We monitor the Debt and the Account Value in the Loan Account to assure that they are equal to each other. Therefore, on each Policy Anniversary we equalize the Debt and the Account Value in the Loan Account. If the Debt is larger due to outstanding loan interest, we transfer Account Value equal to the difference pro-rata from the investment options and add it to the Loan Account.

We also match up the Debt and the Loan Account when you repay any portion of the Debt. If the Account Value in the Loan Account then exceeds the Debt, we transfer the excess pro-rata to the investment options which you are utilizing at that time. Any amount then allocated to the fixed option will be treated as a separate Fixed Allocation.

[86] When must I repay the loan? You are not required to repay the loan while the Insured is alive, except if your request reinstatement if the Policy lapses.

[87] What happens at the Insured's death if I have not repaid the loan? If there is any outstanding Debt when Death Proceeds are due, we subtract the Debt from the Death Benefit as part of the calculation of the Death Proceeds.

[88] What happens if I repay any portion of the loan? The amount of Debt is reduced by the amount of any loan repayment. Loan repayments reduce the amount of principal and loan interest proportionately based on the ratio between principal and loan interest as of the Valuation Date the loan repayment is applied. We allocate any loan repayment to the variable investment and fixed options pro-rata based on the Account Value in each investment option as of the Valuation Period we receive your loan repayment. Any amount then allocated to the fixed option will be treated as a separate Fixed Allocation.

[89] May I borrow from the Policy to make Premium payments? We will not accept instructions to borrow from your Policy and use the loan to make Premium payments.

[90] If I have an outstanding loan and send in money, do you use it to repay the loan or do you consider it a Premium payment? We treat such funds as Premium or loan repayment in accordance with your instructions, to the extent such instructions comply with limitations such as the then applicable maximum Premium for the Policy. If you send us funds and do not specify whether the money is to be used as a Premium or to repay a loan, we treat the money as a Premium payment to the extent such amount does not exceed the maximum Premium then allowed. Any excess is then used first to repay the loan. If, after the loan is repaid, there still is an excess amount, we will send you an amount equal to that excess.

                               Partial Withdrawals

[91] When can I make a partial withdrawal? We allow partial withdrawals while the Insured is alive, subject to the following limitations:

         (a) In the first ten Policy Years, we permit a partial withdrawal if such a withdrawal meets the requirements for a medically-related waiver, as described in the section "Medically Related Waiver".

         (b) After the tenth Policy Year, you may take up to the maximum partial withdrawal amount as discussed below.

         (c) At any time, while the Insured is alive, you may withdraw amounts that cumulatively do not exceed the total of any Exempt Premiums less the Exempt Premiums previously withdrawn.

         (d) No partial withdrawal may be less than $1,000.

[92] How much is available as a partial withdrawal? The maximum partial withdrawal at any time is the amount available such that as a consequence of the partial withdrawal, the Specified Amount is at least a specified minimum and your Cash Value is greater than $1,000. The specified minimum for Policies with one Insured is $50,000. The specified minimum for Policies with two Insureds is $100,000.

[93] What happens to the Account Value if I take a partial withdrawal? When you take a partial withdrawal, we reduce your Account Value by an amount equal to the amount of the partial withdrawal. Unless you give us different instructions, we take Account Value from the variable investment options and the Fixed Allocations in the same proportion as your Account Value in the investment options on the Valuation Date we take such Account Value. If you have multiple Fixed Allocations, amounts are taken on a "last in, first out" basis. Any Account Value in the Loan Account is not available for a partial withdrawal.

[94] Is there a charge for a partial withdrawal? We charge a $25.00 transaction fee on any partial withdrawal.

[95] Does a partial withdrawal affect the Death Benefit? A partial withdrawal will have an immediate impact on the Death Benefit. A partial withdrawal always reduces the Minimum Required Death Benefit, because the Minimum Required Death Benefit is based on the Account Value. A partial withdrawal also results in a reduction to the Guaranteed Minimum Death Benefit. If you are using Option B, the Specified Amount is not reduced by a partial withdrawal. If you are using Option A, the Specified Amount is reduced by the lesser of: (1) the amount of the partial withdrawal, including the amount of the transaction fee; or (2) the extent required such that, immediately after such reduction, the Specified Amount equals the higher of the recalculated Minimum Required Death Benefit and the recalculated Guaranteed Minimum Death Benefit.

If a partial withdrawal occurs on or after Age 100, it reduces the Death Benefit by the exact amount of the partial withdrawal plus the partial withdrawal transaction fee, because on or after that Age the Death Benefit equals the Account Value.

                                   Surrenders

[96] When can I surrender my Policy? You can surrender your Policy after the end of the free-look period as long as the Insured is alive.

[97] What is paid out when a Policy is surrendered? If you surrender the Policy, we will pay you the Cash Value.

                            Accelerated Death Benefit

[98] What is an accelerated death benefit? An accelerated death benefit is pre-payment to the Owner of a portion of the Death Proceeds. The maximum we will pay, before any reductions, is the lesser of 50% of the Death Benefit or $250,000. The actual amount is reduced by a 12-month interest rate discount (currently 6.0%) and a pro-rata portion of any Debt. We reserve the right to change the interest rate discount percentage.

[99] When will American Skandia make such a payment? We will make such a payment one time, where allowed by law, based on the Owner's request. The Insured may not request such a payment unless the Insured is also the Owner. We only make the payment if we receive all our requirements. Our requirements include, but are not limited to, proof satisfactory to us In Writing that the Insured (the last surviving Insured if there are two Insureds) became terminally ill, as defined in your Policy: (a) at least 30 days after the Issue Date; or (b) as a result of an accident that occurred after the Issue Date. To the extent permitted by law, we will change our procedures in relation to this benefit or the definition of terminally ill or any other applicable term in order to maintain the tax-free status of any amounts paid out under this provision.

[100] What happens to the remaining benefits if American Skandia makes such a payment? If we make such a payment, we first reduce the Policy's benefits and any Debt proportionately. For example, if the Death Benefit before such a payment is $200,000 and we make an accelerated Death Benefit payment of $50,000, we reduce the Death Benefit by the ratio of the payment to the then current Death Benefit, which in this case is by 25%, to $150,000. We also reduce the Maximum Annual Assessable Premium. You should consult a tax advisor on the tax consequences of such a payment. Please refer to Appendix F for a hypothetical illustration of the accelerated death benefit provision.


                            Medically-Related Waiver

[101] What is a medically-related waiver? A medically-related waiver is a waiver of the contingent deferred sales charge that would otherwise apply to a surrender. A medically-related waiver also is the only context in which we permit a partial withdrawal in the first ten Policy Years of amounts other than Exempt Premium. No contingent deferred sales charge or partial withdrawal transaction fee applies to such a partial withdrawal.

[102] When would American Skandia waive the contingent deferred sales charge? We will waive the contingent deferred sales charge, where allowed by law, if you provide us with all of our requirements. Our requirements include, but are not limited to, proof satisfactory to us In Writing that the Insured (the last surviving Insured if there is more than one Insured) has continuously been confined to a long term care facility, such as a nursing home or a hospital, as defined in the rider, for at least a specified amount of time, and that such confinement started after the Issue Date.

[103] Are there any restrictions on medically-related waivers? We will only consider providing this benefit on amounts up to $500,000. The $500,000 maximum will apply regardless of when taken, on any life insurance policy or annuity contract issued by American Skandia where the Insured under this Policy is named as the Insured, Owner or Annuitant under the other policy or contract. However, once we have approved a medically-related waiver, should you choose to only take a partial withdrawal, the waiver will apply to any subsequent withdrawals or surrender, subject to the $500,000 cumulative limit.

[104] What happens to the remaining benefits if American Skandia makes such a payment in connection with a partial withdrawal? A partial withdrawal during the first ten Policy Years for which we grant a medically-related waiver has the same impact on the remaining benefits that results from any other partial withdrawal.

                                      Risks

[105] What are the risks, and who takes the risks? We bear the risk that, for all the Policies we issue, when considered together, our expenses exceed our charges, including the expense of providing the difference at death between the Account Value and the Death Benefit. We also bear the investment and reinvestment risk in providing interest crediting guarantees to Fixed Allocations and to the Loan Account, as well as for any settlement options that assume a fixed rate of return. We also bear the risk of having to waive monthly charges we would otherwise deduct under the guaranteed continuation provision. You bear the investment risk when allocating Account Value to any variable investment option, since that will affect the amount available for any loans, partial withdrawals or surrender. Any irrevocable beneficiary bears the risk as to the Death Proceeds, which may be affected by investment performance of the investment options, the age at which the Insured dies (if at such time the amount paid is based on the Minimum Required Death Benefit), any loan or withdrawal activity by the Owner prior to the Insured's death or payment of an accelerated death benefit.

                                  Other Rights

[106] Do I have any other rights if I buy a Policy? There are certain other ownership rights you may exercise under a Policy. You may name one or more Beneficiaries. You may make that designation "irrevocable," which means it cannot be changed. If you do not designate the Beneficiary as irrevocable, you retain the right to change the Beneficiary before the Insured dies. However, all Beneficiary designations are subject to our acceptance, to the extent permitted by law. You also may transfer, pledge or assign your Policy, which may trigger a currently taxable event. You should only transfer, pledge or assign your Policy after consulting with a competent tax advisor. You may exercise voting rights in relation to the applicable Portfolios. Some of these rights may be limited depending on the usage of your Policy, especially if we permit it to be held in connection with certain retirement plans designed to be "qualified" plans under the Code.

                              The Separate Account

[107] What supports American Skandia's obligation to me if I buy a Policy? The benefits provided by the Policy are our obligations. The assets supporting our obligations equaling the Account Value allocated to the variable investment options are held in our Separate Account F. We maintain assets in our general account to support our obligations: (1) equal to the Account Value allocated to the fixed option; (2) equal to the Account Value in the Loan Account; (3) for the portion of the Death Proceeds greater than the Account Value; (4) for any settlement option; and (5) for any other obligation we may have in relation to a Policy.

The Separate Account was established under the laws of Connecticut. Assets in the Separate Account may support obligations created in relation to the Policies described in this Prospectus or other policies we offer. We are the legal owner of the assets in the Separate Account. Income, gains and losses, whether or not realized, are credited or charged to the Separate Account according to the terms of the Policies and any other policies supported by the assets in the Separate Account without regard to our other income, gains or losses or to the income, gains or losses in any other of our separate accounts. We will maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities we must maintain in relation to the life insurance policies supported by such assets. These assets may only be charged with liabilities that arise from such life insurance policies.

Separate  Account  F  is  registered  with  the  U.S.  Securities  and  Exchange
Commission (the "SEC") under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the investment policies, management or practices of the Separate Account or of us. The Separate Account meets the definition of "separate account" under the federal securities law.

The only Sub-accounts available to you are those offered in this Prospectus. These Sub-accounts are available as investment options for other policies we offer. Sub-accounts are permitted to invest in Portfolios we consider suitable. The Portfolios in which the Sub-accounts invest are available to Sub-accounts of other separate accounts, including separate accounts we use in relation to a number of variable annuities. Separate accounts of other insurers and of various qualified retirement plans may also invest in the Portfolios.

                                      Taxes

[108] What are the taxes connected to the Policy? Federal and state tax laws, as well as the interpretations of those laws, change. In addition, we do not know your particular circumstances, which is one of a number of reasons we cannot give you tax advice. You should consult a professional tax advisor for tax advice for your particular situation. You should also be sure to read the "Additional Tax Considerations" section appearing later in this Prospectus, which includes, but is not limited to, information regarding estate taxes. What we do provide are some brief summary answers to the following questions about Federal income taxes.

[109] Will my Beneficiary pay taxes on the Death Proceeds? Under most circumstances, the Beneficiary does not pay any income tax on the Death Proceeds.

[110] Is gain in the Policy taxed every year? Generally, any gain in the Policy is not taxed currently. However, the treatment of gain when a MEC is assigned is discussed below.

[111] How are amounts that I receive before the Insured's death taxed? If your Policy is not being treated as a MEC, amounts you receive as a partial withdrawal or if you surrender the Policy are deemed for income tax purposes to come first from your basis in the Policy. That means you may withdraw your basis before you are considered to have withdrawn any gain. Any gain withdrawn is taxed as ordinary income. Under most circumstances, taking a loan does not result in any income tax consequences.

[112] Under what circumstances might the Policy or any amounts taken out be treated differently for income tax purposes? The tax treatment of any life insurance policy and any distribution while the Insured is alive will be different if the policy is deemed: (1) not to qualify as life insurance under the Code; or (2) to be a MEC. The Code defines life insurance in such a way as to limit the amount of money that can be put into a life insurance policy and receive the tax preferences provided for life insurance. We expect to administer the Policies such that the death benefits will always receive the treatment accorded life insurance death benefits under the Code. However, the Code has a second, more restrictive limit as to how much money may be contributed if the taxpayer is to receive all the tax benefits for life insurance policies under the Code, such as tax-free loans and "first-in/first-out" treatment of distributions. If the amount contributed violates this second, more restrictive limit, the Policy will be treated as a MEC and will not receive many of the tax preferences of life insurance policies. This second limit, sometimes known as the "7-pay test", is defined as paying more during the first seven years of a policy than the amount that would be paid if the policy provided for paid up benefits after seven level annual premiums. Any changes to a Policy which is considered, for tax purposes, to be a "material" change, including, but not limited to, a change in the Specified Amount, require us to test the Policy again for compliance with the 7-pay test based on the changes to the Policy.

[113] How is a "MEC" treated differently from other life insurance policies? Some of the key ways in which a MEC is treated differently from other life insurance policies are: (a) amounts you receive as a partial withdrawal, loan, or if you surrender the Policy are deemed for income tax purposes to come first from any gain in the tax year received ("last in/first out" treatment); (b) distributions of gain before the taxpayer's age 59 1/2 are subject to a 10% penalty unless an exception applies; and (c) assignments or pledges as collateral for a loan are deemed a distribution. Gain subsequent to an assignment or pledge may be treated as if it is distributed each year. However, death benefits paid from a MEC are treated the same as from other life insurance policies.

                              Available Information

[114] How can I find out more about this offer? You first should review the rest of this Prospectus for additional information. This Prospectus is part of the registration statement we filed with the Securities and Exchange Commission regarding this offering. Additional information on American Skandia and this offering is available in that registration statement and accompanying exhibits. You may obtain copies of these materials at the prescribed rates from the SEC's Public Reference Section, 450 Fifth Street N.W., Washington, D.C., 20549. You may inspect and copy the registration statement and the accompanying exhibits at the SEC's public reference facilities at the above address, Room 1024, and at the SEC's Regional Offices, 7 World Trade Center, New York, NY, and the Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, IL. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (http://www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

MISCELLANEOUS PROVISIONS AND ADDITIONAL DETAILS: The following sections provide additional information you should consider before purchasing a Policy.

                            Providing Services to You

You can reach us by telephone at 1-888-554-3348 or through our Internet Website at http://www.americanskandia.com. We may require that you provide us with proper identification before we release information about your Policy or accept instructions received over the phone, the Internet or via any other electronic means. We may require that you provide your Social Security or tax identification number. We also may require you to present the personal identification number ("PIN") we provide you after we issue a Policy. To the extent permitted by law or regulation, neither we nor any person authorized by us will be responsible for any claim, loss, liability or expense in connection with a transaction, including but not limited to a transfer between investment options, over the phone, the Internet or via any other electronic means. However, this will only be the case if we or such authorized person acted: (a) in good faith reliance that you authorized the transaction; and (b) on reasonable procedures to identify you or your designee though a number of verification methods. These methods may include recording phone conversations, requesting Social Security or tax identification numbers, PINs, confirming electronic mail addresses, or similar means. We may be liable for losses due to unauthorized or fraudulent instructions should we not follow such reasonable procedures.

We may require that you submit forms In Writing for certain transactions. We require the written consent of all joint Owners for any transaction for which we require the Owner's written consent.

                                  Designations

Certain designations apply to a Policy - the Owner, the Insured and the Beneficiary. All designations are subject to our rules and our acceptance. We assume all designations, other than the Insured, are revocable unless you tell us otherwise. You should consult with a competent tax advisor on the income tax, estate and inheritance tax implications of various designations. You should also consult with a competent legal advisor as to the implications of certain designations in relation to an estate, bankruptcy and community property, where applicable, as well as other matters.

We assume the Insured(s) is/are the Owner(s) unless you tell us otherwise. If you name more than one Owner, all rights reserved to Owners are then held as joint tenants with rights of survivorship unless you provide alternative instructions. Naming someone to be the Owner other than the payor of the Premium may have gift, estate or other tax implications.

We assume the Beneficiary is you or your estate unless you tell us otherwise. You may name more than one primary and more than one contingent Beneficiary.

                              Net Investment Factor

For each Sub-account the initial Unit Price was $10.00. The Unit Price for each subsequent Valuation Period is the net investment factor for that Valuation Period, multiplied by the Unit Price for the immediately preceding Valuation Period. The net investment factor is (1) divided by (2), less (3), where:

         (1)   is the net result of:

              (a) the net asset value per share of the  underlying  Portfolio at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the Portfolio; plus or minus

              (b) any per share charge or credit during the Valuation  Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

         (2) is the net result of:

              (a) the net asset value per share of the underlying Portfolio at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the Portfolio; plus or minus

               (b) any per share charge or credit during the preceding Valuation
              Period as a provision for taxes attributable to the operation or maintenance of the Sub-account.

         (3) is the mortality and expense risk charges and the administration charge.

                               Allocation Programs

We may provide administrative support for various programs that automatically transfer Account Value between certain investment options at scheduled times. These include dollar cost averaging and static rebalancing (periodic rebalancing of Account Values between investment options to conform to preset percentages). However, we only offer to support such allocation programs according to our rules. While we are offering to support these programs as of the date of this Prospectus, we do not guarantee to support these programs at all times.

We may also provide administrative support for various allocation programs that may be made available by your financial professional. These may include various asset allocation and market timing programs. We only offer to support such programs according to our rules. These rules may include, but are not limited to, receipt of your authorization In Writing permitting a financial professional to make transfers between investment options on your behalf, or to enroll your Policy in one of the allocation programs for which we provide administrative support. We permit the agent of record to make transfers on your behalf unless you give us other instructions.

Any financial professional you authorize may or may not be appointed by us as our agent for the sale of Policies. However, we do not engage any agent of record or any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with us for the sale of Policies. We therefore take no responsibility for the investment allocations and transfers transacted on your behalf by such third parties, in accordance with any allocation programs employed by such third parties or any investment allocation recommendations made by such third parties. While we offer support for a number of these programs as of the date of this Prospectus, we do not support all such programs and do not guarantee to always continue support for those programs we currently support or may support in the future.

                            Limitations on Transfers

We retain the right to refuse or delay transfers, either for one Owner or a group of Owners, if we believe that: (a) excessive trading or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Prices or the share prices of the Portfolios; or (b) we are informed by one or more of the Portfolios that the purchase or redemption of shares is to be restricted because of excessive trading or a specific transfer or group of transfers is deemed to have a detrimental effect on the share prices of affected Portfolios.

                          Death During the Grace Period

We deduct the unpaid charges from the Death Benefit when calculating the Death Proceeds if the Insured dies during a grace period.

                                  Reinstatement

You may apply for reinstatement of the Policy if it lapses. We must receive this application In Writing at our Office within 5 years of the date the lapse occurred as measured from the end of the grace period. We may require evidence of insurability satisfactory to us. In order to reinstate your Policy, you also must pay us a reinstatement amount, including any applicable charges and any Debt.

                                    Maturity

We currently do not require that the Cash Value of the Policy be paid out as of any "maturity date". There is an assumed maturity date for purposes of compliance with various state insurance requirements and for purposes of meeting certain tests under the Code. Should we come to believe that the Cash Value must be paid out as of the assumed maturity date in order to comply with state or Federal requirements, then a Policy will mature as of the Policy Anniversary on which the Insured is Age 100. If there are two Insureds, a Policy "matures" as of the Policy Anniversary on which the younger Insured is Age 100 or would have been Age 100 if the younger Insured is then deceased. If we must implement a maturity date, we will pay out the Cash Value once the Policy matures. The Policy will then end, and we will not have any more obligations under the Policy.

                              Pricing Transactions

We "price" charges, transfers, distributions and payments on the date indicated below. If such transactions are scheduled to occur on other than a Valuation Day, we price such transactions as of the following Valuation Period:

     (1) We price "scheduled" transactions such as monthly deductions, transfers and distributions as of the date such transactions are so scheduled. However, if a transaction is "scheduled" to occur on a day other than a Valuation Day, such transaction will be processed and priced on the last Valuation Day prior to the scheduled transaction. "Scheduled" transactions include, but are not limited to, all charges deducted on a Monthly Processing Date, equalization of Debt and the Account Value in the Loan Account on a Policy Anniversary, transfers under a dollar cost averaging program or transfers previously scheduled with us at our Office as part of any rebalancing, asset allocation or similar program, or any program of scheduled distributions. However, we price scheduled periodic payments which you authorize to be transferred from an account at another financial institution for additional Premiums or loan repayments as "unscheduled" transactions, because we cannot control the administrative processing of the other financial institution.

     (2) We price "unscheduled" transactions such as transfers, loans or partial withdrawals that are not subject to any medical waiver as of the date we receive at our Office the request for such transactions. "Unscheduled" transfers include any transfers processed in conjunction with any market timing program, or transfers not previously scheduled with us at our Office pursuant to any rebalancing, asset allocation or similar program which you employ or you authorize to be employed on your behalf. "Unscheduled" transfers received pursuant to an authorization to accept transfer instructions using voice or data transmission over the phone are priced as of the Valuation Period we receive the request at our Office for such transactions. We price unscheduled payments sent to us as of the date we receive such amounts at our Office. These include additional Premiums, loan repayments, and payments to keep a Policy in effect during a grace period or a reinstatement payment.

     (3) We price surrenders, withdrawals subject to a medical waiver, accelerated death benefit payments and payment of Death Proceeds as of the date we receive at our Office all materials we require for such transactions and such materials are satisfactory to us.

                              Delaying Transactions

We may defer any distribution or transfer from a Fixed Allocation or any payment under a fixed settlement option for a period not to exceed the lesser of six (6) months or the period permitted by law. If we defer a distribution or transfer from any Fixed Allocation or any payment under a settlement option for more than thirty days, or less where required by law, we pay interest at the minimum rate required by law but not less than 3% per year on the amount deferred. We may defer payment of proceeds of any distribution from any Sub-account or any transfer from a Sub-account for a period not to exceed seven (7) calendar days from the date the transaction is effected. This is a delay in payment only, and is not a delay in the pricing of any such distribution or transfer. Any deferral period begins on the date such distribution or transfer would otherwise have been transacted.

All procedures, including distributions, based on the valuation of the Sub-accounts may be postponed during the period: (1) the New York Stock Exchange is closed (other than customary holidays or weekends) or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC permits postponement and so orders; or (3) the SEC determines that an emergency exists making valuation or disposal of securities not reasonably practical.

                                     Voting

You have voting rights in relation to Account Value maintained in the Sub-accounts. You do not have voting rights in relation to Account Value maintained in any Fixed Allocations, in the Loan Account or in relation to fixed payments under a settlement option.

We will vote shares of the Portfolios in which the Sub-accounts invest in the manner directed by Owners, unless we, in our sole discretion, determine that we are required by law or regulation to vote otherwise. Owners have voting rights equal to the number of shares represented by the Sub-account Units attributable to their Policy.

We will vote the shares attributable to assets held in the Sub-accounts solely for us rather than on behalf of Owners, or any share as to which we have not received instructions, in the same manner and proportion as the shares for which we have received instructions. We will do so separately for each Sub-account from various classes that may invest in the same underlying mutual fund portfolio.

The number of votes for a Portfolio will be determined as of the record date for such Portfolio as chosen by its board of trustees or board of directors, as applicable. We will furnish Owners with proper forms and proxies to enable them to instruct us how to vote.

You may instruct us how to vote on the following matters: (a) changes to the board of trustees or board of directors, as applicable; (b) changing the independent accountant; (c) approval of changes to the investment advisory agreement or adoption of a new investment advisory agreement; (d) any change in the fundamental investment policy; and (e) any other matter requiring a vote of the shareholders.

With respect to approval of changes to the investment advisory agreement, approval of a new investment advisory agreement or any change in fundamental investment policy, only Owners maintaining Account Value as of the record date in a Sub-account investing in the applicable Portfolio will instruct us how to vote on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act of 1940.

                         Transfers, Assignments, Pledges

Generally, your rights in a Policy may be transferred, assigned or pledged at any time. These transactions may be subject to income taxes and certain penalty taxes, depending in part on whether your Policy is treated as a MEC. You may transfer, assign or pledge your rights to another person at any time, prior to the death upon which the Death Benefit is payable. You must request a transfer or provide us a copy of the assignment In Writing. A transfer or assignment is subject to our acceptance. We will not be deemed to know of or be obligated under any assignment prior to our receipt and acceptance thereof. We assume no responsibility for the validity or sufficiency of any assignment.

                                     Reports

We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at http://www.americanskandia.com or any other electronic means. We send a confirmation statement to you each time an unscheduled transaction is made affecting Account Value. Such transactions will generally include changes in investment allocation or transfers among investment options, loans and loan repayments, partial surrenders or withdrawals, and any charges associated with such unscheduled transactions. We also send quarterly statements detailing the activity affecting your Policy during the prior quarter, including all scheduled and unscheduled transactions. To the extent permitted by law, some types of scheduled transactions will only be confirmed on a quarterly basis. Such transactions will generally include those pre-authorized charges deducted on the Monthly Processing Date. You may request additional reports. We reserve the right to charge up to $50 for each such additional report. You should review the information in these statements carefully. You must report all errors or corrections to us at our Office immediately to assure proper crediting to your Policy. For transactions that are confirmed immediately, we assume all transactions are accurate unless you notify us otherwise within 30 days after the date of the transaction. For transactions that are only confirmed on the quarterly statement, we assume all transactions are accurate unless you notify us within 30 days of the end of the calendar quarter. We may also send you or make available electronically through our Internet Website an annual report and a semi-annual report containing financial statements for the applicable Sub-accounts, as of December 31 and June 30, respectively.

                                Incontestability

We may not contest the validity of a Policy after it has been in effect during the Insured's lifetime for two years from the Issue Date. If there are two Insureds, this applies to the lifetime of either Insured. If the Policy is reinstated, to the extent permitted by law, we may not contest the validity of a Policy after it has been in effect for two years from the date of the reinstatement.

                                     Suicide

If an Insured commits suicide within two years of the Policy Date (or whatever maximum period is permitted under law) or the date of a reinstatement if allowed by law, the Death Benefit will be the greater of: (a) Premium paid less any outstanding Debt and any partial withdrawals; or (b) the Cash Value. All other requirements as to calculation and payment of Death Proceeds will apply.

                                  Misstatement

We will adjust the amount of the Death Proceeds to conform to the facts if the age or gender of an Insured is incorrectly stated. We will do so as specified in the Policy and as permitted by law.

                            Policy Loans on Exchanges

Subject to our rules, we will establish a loan on a Policy that you purchase as part of an exchange that is not subject to current taxation in accordance with
Section 1035 of the Code. However, we will charge the premium tax and DAC tax on the amount of this "inherited" loan as if it was received as Premium. For purposes of determining the Assessable Premium, the amount of the inherited loan will be treated as Premium.

The amount of this inherited loan in your Policy when established will be equal to the loan that was in effect before you surrendered your prior policy. Under our rules we will, among other things, increase the Account Value as of the Policy Date by the amount of the loan and allocate that portion of the increased Account Value to the Loan Account as collateral for the loan. By increasing the Account Value, the sum of the Specified Amount and the Account Value initially will be more under Option B that it would be without the loan. Also, there will be a corresponding increase in the Minimum Required Death Benefit. In addition, for purposes of determining the Guaranteed Minimum Death Benefit, we will deem the "Premium" to be the amounts paid plus the loan amount as of the Policy Date. All charges that are calculated as a percentage of your Account Value will increase because the Account Value will be increased by the amount of the loan.

Withdrawals of amounts to pay loans transferred to an Exchange Policy from any prior policy may have adverse taxable consequences. You should consult your tax advisor before purchasing an Exchange Policy with the intention to make such a withdrawal or before requesting such a withdrawal.

                          Resolving Material Conflicts

The Portfolios may be available to registered separate accounts offering either or both life and annuity contracts of insurance companies not affiliated with us. We also may offer life insurance policies and/or annuity contracts that offer different variable investment options from those offered under this Policy, but which invest in the same Portfolios. It is possible that differences might arise between our Separate Account F and one or more accounts of other insurance companies which offer a Portfolio as a Sub-account. It is also possible that differences might arise between a Sub-account offered under this Policy and variable investment options offered under different life insurance policies or annuities we offer, even though such different variable investment options invest in the same Portfolio. In some cases, it is possible that the differences could be considered "material conflicts." Such a "material conflict" could also arise due to changes in the law (such as state insurance law or Federal tax law) which affect either these different life and annuity separate accounts or differing life insurance policies and annuities. It could also arise by reason of differences in voting instructions of persons with voting rights under our policies and/or annuities and those of other companies, persons with voting rights under annuities and those with rights under life policies, or persons with voting rights under one of our life policies or annuities with those under other life policies or annuities we offer. It could also arise for other reasons. We will monitor events so we can identify how to respond to such conflicts. If such a conflict occurs, we will take the necessary action to protect persons with voting rights under our life policies or annuities vis-a-vis those with rights under life policies or annuities offered by other insurance companies. We will also take the necessary action to treat equitably persons with voting rights under this Policy and any persons with voting rights under any other life policy or annuity we offer.

                      Modification of the Separate Account

We reserve the right to do any or all of the following: (a) combine any Sub-account(s) with any other Sub-account(s); (b) combine Separate Account F or a portion thereof with other separate accounts; (c) deregister Separate Account F under the Investment Company Act of 1940; (d) operate Separate Account F as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law; (e) make changes required by any change in the Securities Act of 1933, the Securities Exchange Act of 1934 or the Investment Company Act of 1940; (f) make changes that are necessary to maintain the tax status of your Policy under the Code; and (g) make changes required by any change in other Federal or state laws relating to life insurance policies in general or variable life insurance policies in particular.

We also may make additional Sub-accounts available to you from time to time. These Sub-accounts will invest in Portfolios we believe to be suitable for the Policy. We may or may not make a new Sub-account available to invest in any new portfolio of one of the current underlying mutual funds should such a portfolio be made available to Separate Account F.

We may eliminate Sub-accounts, combine two or more Sub-accounts or substitute one or more new underlying mutual funds or portfolios for the one in which a Sub-account is invested. Substitutions may be necessary if we believe a Portfolio no longer suits the purpose of the Policy. This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of a Portfolio, or because the Portfolio is no longer available for investment, or for some other reason. We would obtain prior approval from the insurance department of our state of domicile, if so required by law, before making such a substitution, combination, deletion or addition. We also would obtain prior approval from the SEC so long as required by law, and any other required approvals before making such a substitution, combination, deletion or addition.

                                 Entire Contract

For any Policy issued, the entire contract between you and us includes the Policy form and any of the following which may be attached to the Policy: riders or endorsements, the copy of any Application and endorsements. All statements made in any Application are deemed to be representations and not warranties. No statement is used to void a Policy or defend a claim unless it is contained in any Application attached to the Policy.

Only our President, one of our Vice Presidents or our Secretary may change or waive any provisions of a Policy. Any change or waiver must be In Writing. To the extent permitted by law, we are not bound by any promises or representations made by or to any other person.

                          Additional Tax Considerations

The following is a brief summary of certain Federal tax laws as they are currently interpreted. No one can be certain that the laws or interpretations will remain unchanged or that agencies or courts will always agree as to how the tax law or regulations are to be interpreted. This discussion is not intended as tax advice. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

We are taxed as a life insurance company under Part I, subchapter L, of the Code.

Under most circumstances, the Beneficiary does not pay any Federal income tax on the Death Proceeds.

Under most circumstances: (a) any gain in the Policy is not taxed currently; and
(b) any amounts you receive as a partial withdrawal or if you surrender the Policy are deemed for income tax purposes to come first from your basis in the Policy, with any gain withdrawn taxed as ordinary income; and (c) if you assign or pledge any portion of the Policy, the transaction is not treated as a distribution subject to taxation.

The tax treatment of the Policy and any distribution while the Insured is alive will be different if the Policy is deemed to be a MEC. Some of the key ways in which a MEC is treated differently from other life insurance Policies are: (a) amounts your receive as a partial withdrawal, loan, or if you surrender the Policy are deemed for income tax purposes to come first from any gain in the tax year received; (b) distributions of gain before the taxpayer's age 59 1/2 are subject to a 10% penalty unless an exception applies; and (c) assignments or pledges as collateral for a loan are deemed a taxable distribution to the extent of any gain.

Exchanges: Section 1035 of the Code permits certain income tax-free exchanges of life insurance policies. You must comply with various requirements for such exchanges to be treated as tax-free, which include, but are not limited to: (a) the need for the insured to be the same individual or individuals before and after the exchange; (b) the need for the owner(s) to be the same before and after the exchange; and (c) the need to have the Debt on a Policy as of the date all premium is received equal to any outstanding indebtedness on the life insurance exchanged for the Policy.

Transfers between investment options: Transfers between investment options are not subject to taxation. The Treasury Department may promulgate guidelines under which a variable life insurance policy will not be treated as life insurance for tax purposes if persons with ownership rights have excessive control over the investments underlying such a policy. Such guidelines may or may not address the number of investment options or the number of transfers between investment options offered. It is not known whether such guidelines, if in fact promulgated, would have retroactive effect. It is also not known what effect, if any, such guidelines may have on transfers between the investment options of the Policy offered pursuant to this Prospectus. We will take any action, including modifications to your Policy or the Sub-accounts, required to comply with such guidelines if promulgated.

Generation skipping transfers: Under the Code certain taxes may be due when all or part of a life insurance policy is transferred to or a death benefit is paid to an individual two or more generations younger than the policy holder. These generation-skipping transfers generally include those subject to federal estate or gift tax rules. There is an aggregate $1 million exemption from tax on all such transfers. We may be required to determine whether a transaction is a direct skip as defined in the Code and the amount of the resulting tax. We will deduct from your Policy or from any applicable payment treated as a direct skip any amount of tax we are required to pay. You should consult with competent tax counsel for more information on generation skipping transfers.

Diversification: Section 817(h) of the Code provides that a variable life insurance policy, in order to qualify as life insurance, must have an "adequately diversified" segregated asset account (including investments in a mutual fund by the segregated asset account of insurance companies). The Treasury Department's regulations prescribe the diversification requirements for variable life insurance policy. We believe the underlying mutual fund portfolios should comply with the terms of these regulations.

Withholding: Section 3405 of the Code provides for Federal income tax withholding on the portion of a distribution which is includible in the gross income of the recipient. Amounts to be withheld depend upon the nature of the distribution. However, under most circumstances a recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by filing a completed election form with us. A withholding form may be required.

Accelerated Death Benefits: Payments of amounts that otherwise would be payable to the Beneficiary as a result of an Insured's death can qualify for the same tax-free treatment as death benefits if certain requirements are met. These include requirements regarding the terminal illness of the Insured. We believe payments under the provisions of the accelerated death benefit of the Policy will meet the requirements of the Code and the regulations in order to qualify as tax-free payments.

Continuing the Policy Beyond the Implied Maturity Date: We believe that a Policy will continue to be treated as life insurance and, if applicable, as a MEC, if it remains in force beyond the Policy's assumed maturity date. However, this tax treatment is not certain, so you should consult your tax advisor before taking this step. If the Policy is not treated as life insurance after such date, gain in the Policy may no longer be taxed deferred, and all or a portion of the Death Proceeds may be taxable to the Beneficiary.

Survivorship Policies: The Code does not directly address how certain features of a policy paying on the death of a surviving insured should be treated. We believe such a Policy should be treated as other life insurance policies, but there is some uncertainty as to whether that is the case. If the surviving Insured is an Owner, the Death Proceeds payable as a result of the death of the last surviving Insured generally will be treated as part of the Owner's estate for purposes of the Federal estate tax. If the surviving Insured was not an Owner, the replacement cost of the Policy would be included in the estate of the Owner upon his or her death and Death Proceeds payable as a result of the death of the surviving Insured are includible in the person's estate if the proceeds are payable to or for the benefit of that person's estate or if the surviving Insured held incidents of ownership in the Policy within three years prior to death.

Other taxes: Amounts received or deemed received from a Policy that may be subject to Federal income tax also may be subject to state income taxes. The fair market value of a Policy or the Death Proceeds may be included under certain circumstances in an estate for purposes of state inheritance taxes or Federal estate taxes. Federal estate and gift taxes are integrated for various purposes. An unlimited marital deduction may apply for purposes of Federal estate and gift taxes, which would allow deferral of taxes until the death of the surviving spouse.


                            Safekeeping of the Assets

We maintain the assets of the Separate Account and those in our general account. The assets of the Separate Account are segregated from those in our general account.

                                   Regulation

We are organized as a Connecticut stock life insurance company, and are subject to Connecticut law governing insurance companies. We are regulated and supervised by the Connecticut Commissioner of Insurance. By March 1 of every year, we must prepare and file an annual statement, in a form prescribed by the Connecticut Insurance Department, which covers our operations for the preceding calendar year, and must prepare and file our statement of financial condition as of December 31 of such year. The Commissioner and his or her agents have the right at all times to review or examine our books and assets. A full examination of our operations will be conducted periodically according to the rules and practices of the National Association of Insurance Commissioners ("NAIC"). We are subject to the insurance laws and various Federal and state securities laws and regulations and to regulatory agencies, such as the Securities and Exchange Commission and the Connecticut Banking Department, which administer those laws and regulations.

We can be assessed up to prescribed limits for policyholder losses incurred by insolvent insurers under the insurance guaranty fund laws of most states. We cannot predict or estimate the amount any such future assessments we may have to pay. However, the insurance guaranty laws of most states provide for deferring payment or exempting a company from paying such an assessment if it would threaten such insurer's financial strength.

Several states, including Connecticut, regulate insurers and their affiliates under insurance holding company laws and regulations. This applies to us and our affiliates. Under such laws, inter-company transactions, such as dividend payments to parent companies and transfers of assets, may be subject to prior notice and approval, depending on factors such as the size of the transaction in relation to the financial position of the companies.

Currently, the federal government does not directly regulate the business of insurance. However, federal legislative, regulatory and judicial decisions and initiatives often have significant effects on our business. Types of changes that are most likely to affect our business include changes to: (a) the taxation of life insurance companies; (b) the tax treatment of insurance products; (c) the securities laws, particularly as they relate to insurance and annuity products; (d) the "business of insurance" exemption from many of the provisions of the anti-trust laws; (e) the barriers preventing most banks from selling or underwriting insurance: and (f) any initiatives directed toward improving the solvency of insurance companies. We would also be affected by federal initiatives that have impact on the ownership of or investment in United States companies by foreign companies or investors.

                                  Legal Matters

The law firm of Werner & Kennedy has passed on the legal matters relating to the offering of these Policies.

                                Legal Proceedings

As of the date of this Prospectus, neither we nor American Skandia Marketing, Incorporated were involved in any litigation outside of the ordinary course of business, and know of no material claims.

                                     Experts

The audited financial statement included in this Prospectus and Registration Statement are presented in accordance with generally accepted accounting principles. These statements were audited by Ernst & Young LLP, independent auditors for the period ended December 31, 1997, and by Deloitte & Touche LLP for the periods ended December 31, 1996, 1995, 1994 and 1993. We rely on their respective authority as experts in accounting and auditing.

William H. Strong, Vice President, FSA, MAAA, has approved the hypothetical illustration included in this Prospectus and Registration Statement. We have included them relying on his opinion that they are reasonable.


                          Distribution of this Offering

American Skandia Marketing, Incorporated ("ASM, Inc."), a wholly-owned subsidiary of American Skandia Investment Holding Corporation, acts as the principal underwriter of the Policies. ASM, Inc.'s principal business address is One Corporate Drive, Shelton, Connecticut 06484. ASM, Inc. is a broker-dealer registered with the SEC under the 1934 Act and a member of the National Association of Securities Dealers, Inc. ("NASD").

ASM, Inc. will enter into distribution agreements with certain broker-dealers registered under the Securities and Exchange Act of 1934 or with entities which may otherwise offer the Policies that are exempt from such registration. In addition, ASM, Inc. may offer Policies directly to potential purchasers. The maximum initial concession to be paid on premiums received is [ ]% and a portion of compensation may be paid from time to time based on all or a portion of either the Account Value or the Cash Value. We reserve the right to base concessions from time-to-time on the investment options chosen by Owners, including investment options that may be deemed our "affiliates" or "affiliates" of ASM, Inc. under the Investment Company Act of 1940.

As of the date of this Prospectus, we expect to pay an on-going service fee in relation to providing certain statistical information upon request by Owners about the investment options and the Portfolios. We may make the fee payable to the service providers based on either the Account Value or Cash Value of Policies. Under most circumstances, we will engage the broker-dealer of record for your Policy, or the entity of record if such entity could offer Policies without registration as a broker-dealer (i.e. certain banks), to be your resource for the statistical information, and to be available upon your request to both provide and explain such information to you. The broker-dealer of record or the entity of record is the firm which sold you the Policy, unless later changed. Some portion of the fee we pay for this service may be payable to your representative.

We may structure on-going sales compensation and the on-going service fees such that no fee is payable based on the value in Fixed Allocations. If that were to occur, it is possible that your representative may receive on-going service fee compensation, but only in relation to value maintained in variable investment options.

From time to time we may promote the sale of our products such as the Policies offered pursuant to this Prospectus through programs of non-cash rewards to registered representatives of participating broker-dealers. We may withdraw or alter such promotions at any time.

To the extent permitted, we may advertise certain information regarding the performance of the investment options that does not take into consideration the effect of the deductions for taxes, the cost of insurance charges or the contingent deferred sales charge. This performance information may help you review the performance of the investment options and provide a basis for comparison between the Policy's investment options. This information may be less useful when comparing the performance of the investment options with the performance of investment options provided in other variable life policies because each plan of life insurance will have its own applicable charges. This information is even less useful in comparing performance to that of any savings or investment vehicle, rather than variable life insurance.

Performance information on the Sub-accounts is based on past performance only and is no indication of future performance. Actual performance will depend on the type, quality and, for some of the Sub-accounts, the maturities of the investments held by the Portfolios and upon prevailing market conditions and the response of the Portfolios to such conditions. Actual performance will also depend on changes in the expenses of the Portfolios. Such changes are reflected, in turn, in the Sub-accounts which invest in such Portfolios. In addition, the charges deducted from your Account Value and those assessed against each Sub-account will affect performance.

As of the date of this Prospectus, all the Portfolios existed prior to the inception of these Sub-accounts. To the extent permitted by applicable law, performance quoted in advertising regarding such Sub-accounts may indicate periods during which the Portfolios have been in existence but prior to the inception of the Sub-account(s) or the initial offering of the Policies. Such performance is considered hypothetical historical performance because the Sub-accounts did not exist during the period the performance was achieved. Such hypothetical historical performance is calculated using the same assumptions employed in calculating historical performance since inception of the Sub-accounts. Any such historical performance will be based on assumptions. These include assumptions regarding: (a) the Age, risk class and gender, where applicable, of an Insured or Insureds; (b) the amount and timing of Premium payments, the Specified Amount, the Death Benefit option and the Policy Date; and (c) assumptions about a lack of transfers, loans, loan repayments and withdrawals as well as no changes to the Specified Amount and Death Benefit option during the period for which performance is quoted.

American Skandia Life Assurance Corporation may advertise its rankings and/or ratings by independent financial ratings services. Such rankings may help you in evaluating our ability to meet our obligations in relation to Fixed Allocations, pay Death Proceeds, make payments under any settlement options or administer Policies. Such rankings and ratings do not reflect or relate to the performance of Separate Account F or the underlying Portfolios.

                                  Illustrations

In Appendix A we provide examples of the kind of hypothetical illustrations available to help you better understand how a Policy works. In that Appendix, we also provide information on how you may obtain additional hypothetical illustrations. In Appendix G, we provide hypothetical illustrations of how exercise of the accelerated death benefit provision affects the values of a Policy.

                        Executive Officers and Directors

Our executive officers and directors are listed in Appendix H.

                              Financial Statements

Financial statements for American Skandia Life Assurance Corporation and American Skandia Life Assurance Corporation Separate Account F are found in Appendix I.

                                   Appendix A
  Hypothetical Illustrations of Death Benefits, Account Values and Cash Values

It is impossible to illustrate exactly how a Policy will perform in the future. However, you may better understand how a Policy works, and may be able to better compare a Policy with other life insurance plans, using hypothetical illustrations based on personal characteristics of the Insured(s) as well as certain assumptions about the future. You can do this using the hypothetical illustrations provided in this Appendix A. You can also do this by requesting from us personalized hypothetical illustrations based on: (a) the Age(s) of the Insured(s); (b) the expected risk class(es) of the Insured(s); (c) the gender of the Insured(s), where permitted; (d) the Specified Amount you seek; (e) which Death Benefit option (A or B) is to apply; and (f) the amount and timing of Premiums you intend to pay. Please forward any such request to us at our address as shown on the first page of this Prospectus.

As of the date of this Prospectus, we only provide such personalized hypothetical illustrations on paper. We reserve the right to make such illustrations available in the future via electronic transmission or as part of a multi-media presentation.

As of the date of this Prospectus, we may not provide personalized hypothetical illustrations that assume future loans, withdrawals, loan repayments, Premium payments on other than the Policy Date and Policy Anniversaries, changes after the Policy Date in the Death Benefit option on in the Specified Amount or varying assumed rates of return. However, we reserve the right to make such illustrations available in the future.

The hypothetical illustrations that follow show the changes in the Death Benefit, Account Value and Cash Value over time based on certain assumptions. All values are provided as of the end of each Policy Year shown. Hypothetical illustrations are shown for both Death Benefit options. The assumptions used are as follows:

         1. Hypothetical average annual gross rates of return in the Portfolios of 0%, 6% and 12%. Of course, actual investment performance is not a constant rate. If the hypothetical gross rate of return were to fluctuate above or below the 0%, 6% or 12% average over a period of years, the Death Benefit, Account Value and Cash Value may be different. For hypothetical rates of return 0% and 6%, the illustrations will indicate if a Policy would lapse. HYPOTHETICAL RATES OF RETURN ARE FOR ILLUSTRATIVE PURPOSES ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE PERFORMANCE.

         2. Hypothetical constant expense ratios of 1.10% for the Portfolios. The total annual expenses for the underlying mutual funds are shown in the section entitled "Variable Investment Options." The 1.10% hypothetical expense ratio is the average of the actual total annual expenses for all available Portfolios as of December 31, 1997. Certain of the Portfolios have not been in existence for a full year and, therefore, the total annual expenses for those Portfolios are estimated and annualized. The 1.10% hypothetical expense ratio, when deducted from the hypothetical average gross rates of return equals a hypothetical average net rate of return of -1.10%, 4.90% and 10.90%, respectively.

         3. The mortality and expense risk charge assessed against the assets in the Separate Account at an annualized rate of 0.90%. The charge for administrative expenses connected with operating the Separate Account is 0.25% per year. It is also assumed that there is no tax charge assessed against the Separate Account.

         4. The charges under the Policy, including the current cost of insurance charges that differ by gender, risk class and attained age. It is assumed that there are no transfer fees applicable. The hypothetical illustrations are presented based on both the current and guaranteed cost of insurance charges.

         5         Premium taxes are assessed at the rate of 2.5%

         6. There are no loans, loan repayments, withdrawals, accelerated death benefit payments or amounts paid to maintain the Policy in effect during a grace period. The hypothetical values will include Cash Value Credits if applicable.

         7. The Age(s) and, where applicable, gender of the Insured(s) shown in each illustration.

         8. The Insured(s) is/are eligible for the no tobacco use risk class.

         9.       The Premium payments and Specified Amount are as shown in each
                  illustration.   It  is  assumed  that  Premium   payments  are
                  allocated on the first day of the Policy Year shown.

         10. Neither the Death Benefit Option nor the Specified Amount is changed after the Policy Date.


         {The following page shows the form of the illustrations to be provided upon amendment. A number of illustrations using the two different death benefit options, different ages, risk classes, etc. will be filed by amendment.}


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                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                    Flexible Premium Variable Life Insurance
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                            Illustration Assumptions:
                                  Issue State:
-------------------- ------------------ ------------------ ------------------ ------------------ ------------------ ----------------
   Death Benefit         Specified        Issue Age(s)        Male/Female       Single Life/       Hypothetical       Tobacco Usage
      Option              Amount                                                 Joint Life       Rate of Return     Classification
-------------------- ------------------ ------------------ ------------------ ------------------ ------------------ ----------------
-------------------- ------------------ ------------------ ------------------ ------------------ ------------------ ----------------

        A/B                $[ ]                [ ]                [ ]                [ ]               [ ]%                [ ]
-------------------- ------------------ ------------------ ------------------ ------------------ ------------------ ----------------
----------- ------------------ --------------------------------------------------- -------------------------------------------------
Policy      Premium Payments*                   Current Charges                                    Guaranteed Charges
   Year
                               ---------------------------------------------------
                               ---------------- ----------------- ---------------- ----------------- ---------------- --------------
                                Death Benefit    Account Value      Cash Value      Death Benefit     Account Value     Cash Value
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------
    1               $
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    2
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    3
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    4
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    5
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    6
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    7
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    8
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    9
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    10
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    11
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    12
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    13
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    14
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    15
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    16
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    17
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    18
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    19
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    20
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------

----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    25
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    30
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------
    35
----------- ------------------ ---------------- ----------------- ---------------- ----------------- ---------------- --------------

* It is assumed that Premiums are applied at the beginning of the Policy Year shown.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE FOR ILLUSTRATIVE PURPOSES ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS MADE BY THE POLICY OWNER AND MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY FLUCTUATED ABOVE OR BELOW THE AVERAGE AMOUNT DURING A PERIOD OF POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO VARY DEPENDING ON THE TIMING AND AMOUNT OF PREMIUM PAYMENTS, THE INVESTMENT ALLOCATIONS MADE TO THE SUB-ACCOUNTS AND THE RATES OF RETURN OF THE SUB-ACCOUNTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                   Appendix B
      Multiple Factors for Determination of Minimum Required Death Benefits
                           {To be filed by Amendment}
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
          Attained         Male              Male            Female           Female           Unisex           Unisex
             Age      No Tobacco Use     Tobacco User    No Tobacco Use    Tobacco User    No Tobacco Use    Tobacco User

         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
              0
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
              1
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
              2
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
              3
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
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              5
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              6
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              7
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              8
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
              9
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             10
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             11
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             12
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             14
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             35
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             36
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             37
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             38
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             39
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
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             40
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             41
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             42
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             44
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             45
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             46
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             47
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             48
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             49
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             50
         ------------


         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
          Attained         Male              Male            Female           Female           Unisex           Unisex
             Age      No Tobacco Use     Tobacco User    No Tobacco Use    Tobacco User    No Tobacco Use    Tobacco User

         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             51
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             52
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             53
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             54
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             55
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             56
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             57
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             58
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             59
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             60
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             61
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             62
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             63
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             64
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             65
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             66
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             67
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             68
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             69
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             70
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             71
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             72
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             73
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             74
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             75
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             76
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             77
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             78
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             79
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             80
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             81
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             82
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             83
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             84
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             85
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             86
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             87
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
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             88
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             89
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             90
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
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             91
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
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             92
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
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             93
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             94
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             95
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             96
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             99
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
----------------------------------------------------------------------------------------------------------------------------

The Minimum Required Death Benefit is determined by treating the Account Value as if it were a net single premium. We determine the Minimum Required Death Benefit by multiplying the Account Value by factors that are determined as of the Policy Date. These factors vary by the attained Age, gender (where permitted) and risk class of the Insured. Factors for joint life cases depend upon a standard insurance industry method to derive the applicable rate for both Insureds.
--------------------------------------------------------------------------------

                                   Appendix C
                                Premium Tax Rates
                           {to be filed by amendment}


          ---------------------------------- ----------------- ----------------------------------------------- -----------------
                        State                    Tax Rate                                 State                    Tax Rate
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------
          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

          ---------------------------------- ----------------- ------------ ---------------------------------- -----------------

                                   Appendix D
              Guaranteed Maximum Monthly Cost of Insurance Charges
                       (Per $1,000 of Net Amount at Risk)

                           {To be filed by Amendment}


         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
                           Male             Male             Female           Female           Unisex           Unisex
          Attained    No Tobacco Use    Tobacco User     No Tobacco Use    Tobacco User    No Tobacco Use    Tobacco User
             Age
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
              0
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
              1
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
              2
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
              3
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
              4
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
              5
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
              6
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
              7
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
              8
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
              9
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             10
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             11
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
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             12
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             13
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             14
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             15
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             16
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             17
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             18
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             19
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             20
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             21
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             22
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             23
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             24
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             25
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             26
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             27
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             28
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             29
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             30
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             31
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             32
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             33
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             34
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             35
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             36
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             37
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             38
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             39
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             40
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             41
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             42
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             43
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             44
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             45
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             46
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             47
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             48
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             49
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             50
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             51
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             52
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------


         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
                           Male             Male             Female           Female           Unisex           Unisex
          Attained    No Tobacco Use    Tobacco User     No Tobacco Use    Tobacco User    No Tobacco Use    Tobacco User
             Age
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             53
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             54
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             55
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             56
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             57
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             58
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             59
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             60
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             61
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             62
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             63
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             64
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             65
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             66
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             67
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             68
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             69
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             70
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             71
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             72
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             73
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             74
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             75
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             76
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             77
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             78
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             79
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             80
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             81
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             82
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             83
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             84
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             85
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             86
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             87
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             88
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             89
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             90
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             91
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             92
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             93
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         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             94
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             95
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             96
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             97
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             98
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             99
         ------------ ---------------- ---------------- ----------------- ---------------- ---------------- ----------------

--------------------------------------------------------------------------------
The guaranteed maximum cost of insurance charge depends on the risk class of the Insured(s). We base the guaranteed maximum charges on the sex distinct 1980 Commissioners Standard Ordinary Ultimate Mortality Table, age last birthday unless unisex charges apply. If unisex charges apply, a unisex variation of that table is used. The amounts shown are per $1,000 of Net Amount at Risk.

We derive the cost of insurance charges for joint life cases using a standard insurance industry method based on the applicable cost of insurance charge for both Insureds. Guaranteed maximum cost of insurance charges for specific proposed joint Insureds are available upon request.
--------------------------------------------------------------------------------

                                   Appendix E
                     Current Monthly Cost of Insurance Rates
                       (per $1,000 of Net Amount at Risk)

                           {To be filed by Amendment}

         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
                           Male              Male            Female           Female           Unisex           Unisex
          Attained    No Tobacco Use     Tobacco User    No Tobacco Use    Tobacco User    No Tobacco Use    Tobacco User
             Age
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
              0              $                $                 $                $                $                $
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
              1
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
              2
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
              3
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
              4
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
              5
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
              6
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
              7
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
              8
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
              9
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             10
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             11
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             12
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             13
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             14
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             15
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             16
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             17
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             18
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             19
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             20
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             21
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             22
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             23
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             24
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             25
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             26
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             27
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             28
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             29
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             30
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             31
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             32
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             33
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             34
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             35
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             36
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             37
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             38
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             39
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             40
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             41
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             42
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             43
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             44
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             45
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             46
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             47
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             48
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             49
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             50
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             51
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             52
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
                           Male              Male            Female           Female           Unisex           Unisex
          Attained    No Tobacco Use     Tobacco User    No Tobacco Use    Tobacco User    No Tobacco Use    Tobacco User
             Age
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             53
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             54
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             55
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             56
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             57
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             58
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             59
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             60
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             61
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             62
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             63
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             64
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             65
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             66
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             67
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             68
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             69
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             70
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             71
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             72
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             73
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             74
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             75
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             76
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             77
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             78
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             79
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             80
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             81
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             82
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             83
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             84
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             85
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             86
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             87
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             88
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             89
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             90
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             91
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             92
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         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             93
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             94
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
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             95
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             96
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             97
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             98
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             99
         ------------ ---------------- ----------------- ---------------- ---------------- ---------------- ----------------

--------------------------------------------------------------------------------
THE AMOUNTS SHOWN ABOVE ARE CURRENT RATES PER $1,000 OF NET AMOUNT AT RISK AS OF THE DATE OF THIS PROSPECTUS. TO DETERMINE THE CURRENT MONTHLY COST OF INSURANCE CHARGE WE MULTIPLY THESE RATES BY THE CURRENT UNDERWRITING FACTOR AND THE NET AMOUNT AT RISK. TO THAT PRODUCT, WE ADD THE CURRENT COST OF INSURANCE FEE. THE AMOUNTS SHOWN ABOVE ARE CURRENT RATES PER $1,000 OF NET AMOUNT AT RISK.

Current monthly cost of insurance rates for specific proposed joint Insureds are available on request.
--------------------------------------------------------------------------------

                                   Appendix F
   Description of the Calculation of Current Monthly Cost of Insurance Charges

We determine the current monthly cost of insurance rate, the currently monthly cost of insurance fee and the current underwriting factor as follows:

         1. Current monthly cost of insurance rate: The rate depends on a number of factors, as follows.

           a. For Policies with One Insured: The rates depend on the risk class of the Insured(s), the Age and, where permissible, gender of the Insured.

           b. For Policies with Two Insureds: The rates depend on the risk class of each Insured, the ages of the Insureds as of the Policy Date, the number of Policy Years since the Policy Date and, where permissible, the gender of each Insured. Current monthly cost of insurance rates for Policies with two Insureds depend upon a standard insurance industry method use to derive the applicable rates for both Insureds.

         2. Current monthly cost of insurance fee: The cost of insurance fee is calculated using a "constant" of $[ ].

         3. Current underwriting factor: We multiply the current cost of insurance rate by an underwriting factor. The underwriting factor for Policies that are fully underwritten is one, which results in no change to the rate. For Policies with one Insured that qualify for simplified underwriting and where we can differentiate rates by gender, the factor for male Insureds is 1.225 and
1.175 for female Insureds. We derive a blended factor for unisex cases and for Policies with two Insureds.

The following is an example of how we calculate the monthly cost of insurance deduction. Assume for this example that: (1) the Policy is issued using Option A with a Specified Amount of $80,000; (2) on the applicable Monthly Processing Day, the Death Benefit equals the Specified Amount; (3) the then current Account Value is $10,000; (4) there is one male Insured, who is currently Age 55; (5) the Policy is issued in the no tobacco use risk class in a situation where gender can be used in determining cost of insurance charges; and (6) the Policy was underwritten using simplified underwriting.

         (a) We look up the current monthly cost of insurance rate for the Insured. As of the date of this Prospectus, the current monthly cost of insurance rate for a 55 year old male Insured is $[ ] per thousand of Net Amount at Risk.

         (b) We multiply the rate shown in (a) times the applicable current underwriting factor. In this case, the rate in (a) is [ ], and, as of the date of this Prospectus, the current underwriting factor is [ ]. That current underwriting factor applies because this Policy qualified for simplified underwriting. The result is [ ].

         (c) We multiply the result of (b) times the Net Amount at Risk*. The result is [ ].

         (d) To the result in (c), we add the current "constant" of $[ ].

         (e) We look up the contractually guaranteed maximum monthly cost of insurance charge for the Insured. In this case, we look up the charge for a 55 year old male in the no tobacco use class. That charge is [ ].

         (f) We multiply the rate shown in (e) times the Net Amount at Risk*. The result is [ ].

         (g) We compare the result in (d) and (f). The lower of the two amounts is the current monthly cost of insurance rate for the Insured.


* We determine the Net Amount at Risk by subtracting the Account Value from the Death Benefit discounted to the beginning of the Policy Month at the rate of 4% per year.

                                   Appendix G
        Maximum Annual Assessable Premiums per $1,000 of Specified Amount

                           {To be filed by amendment}

                                   Appendix H
             Hypothetical Illustration of Accelerated Death Benefit

The following are hypothetical illustrations of the impact of payments made to the Insured under the accelerated death benefit provision of the Policy. The first hypothetical illustration assumes the Insured is a female, age 45 as of the Policy Date. The second hypothetical illustration assumes the Insured is a male, age 65 as of the Policy Date. The following other assumptions apply to both hypothetical illustrations:

         1. Premiums of $5,000 per year were paid as of the first day of each Policy Year, and the premium tax charged on each Premium was 2.5%. DAC tax also was charged in relation to each Premium.

         2. Each Policy was issued on the No Tobacco Use class, cost of insurance rates differ by gender and there is no change to the current cost of insurance rates during the life of the Policy.

         3. The Death Benefit option in effect throughout the life of the Policy is Option A.

         4. The Specified Amount is $100,000 and has remained constant since the Policy Date.

         5. The provision is exercised as of the 10th Policy Anniversary.

         6. The investment options in which Account Value was allocated have grown on a constant basis since the Policy Date at an annualized rate of 8% per year.

         7. There have been no loans or loan repayments and no amounts have been withdrawn.

         8. 50% of the maximum available amount is taken pursuant to the accelerated death benefit provision.

         9. The 12-month interest rate discount used in the calculation of the benefit assumes interest at 6% per year, compounded yearly.

                                                                  ------------------------- -------------------------
                                                                       Female Age 45              Male Age 65
           ------------------------------------------------------ ------------------------- -------------------------
           ------------------------------------------------------ ------------------------- -------------------------
           Account Value Before the Accelerated Death Benefit               $[ ]                      $[ ]
           is Paid
           ------------------------------------------------------ ------------------------- -------------------------
           ------------------------------------------------------ ------------------------- -------------------------
           Cash Value Before the Accelerated Death Benefit is               $[ ]                      $[ ]
           Paid
           ------------------------------------------------------ ------------------------- -------------------------
           ------------------------------------------------------ ------------------------- -------------------------
           Maximum Amount Available For a Loan Before the                   $[ ]                      $[ ]
           Accelerated Death Benefit is Paid
           ------------------------------------------------------ ------------------------- -------------------------
           ------------------------------------------------------ ------------------------- -------------------------
           Specified Amount Before the Accelerated Death                    $[  ]                     $[ ]
           Benefit is Paid
           ------------------------------------------------------ ------------------------- -------------------------
           ------------------------------------------------------ ------------------------- -------------------------
           Minimum Required Death Benefit Before the                        $[ ]                      $[ ]
           Accelerated Death Benefit is Paid
           ------------------------------------------------------ ------------------------- -------------------------
           ------------------------------------------------------ ------------------------- -------------------------
           Guaranteed Minimum Death Benefit Before the                      $[ ]                      $[ ]
           Accelerated Death Benefit is Paid
           ------------------------------------------------------ ------------------------- -------------------------
           ------------------------------------------------------ ------------------------- -------------------------
           Amount Paid as the Accelerated  Death Benefit                    $[ ]                      $[ ]
           ------------------------------------------------------ ------------------------- -------------------------
           ------------------------------------------------------ ------------------------- -------------------------
           Account Value After the Accelerated Death Benefit is             $[ ]                      $[ ]
           Paid
           ------------------------------------------------------ ------------------------- -------------------------
           ------------------------------------------------------ ------------------------- -------------------------
           Cash Value After the Accelerated Death Benefit is                $[ ]                      $[ ]
           Paid
           ------------------------------------------------------ ------------------------- -------------------------
           ------------------------------------------------------ ------------------------- -------------------------
           Maximum Amount Available For a Loan After the                    $[ ]                      $[ ]
           Accelerated Death Benefit is Paid
           ------------------------------------------------------ ------------------------- -------------------------
           ------------------------------------------------------ ------------------------- -------------------------
           Specified Amount After the Accelerated Death Benefit             $[ ]                      $[ ]
           is Paid
           ------------------------------------------------------ ------------------------- -------------------------
           ------------------------------------------------------ ------------------------- -------------------------
           Minimum Required Death Benefit After the Accelerated             $[ ]                      $[ ]
           Death Benefit is Paid
           ------------------------------------------------------ ------------------------- -------------------------
           ------------------------------------------------------ ------------------------- -------------------------
           Guaranteed Minimum Death Benefit After the                       $[ ]                      $[ ]
           Accelerated Death Benefit is Paid
           ------------------------------------------------------ ------------------------- -------------------------

                                   Appendix I
                        Executive Officers and Directors

Our executive officers, directors and certain significant employees, their ages, positions with us and principal occupations are indicated below. The immediately preceding work experience is provided for officers that have not been employed by us or an affiliate for at least five years as of the date of this Prospectus.

Name/                                                Position with American Skandia
Age                                                           Life Assurance Corporation                        Principal Occupation

Gordon C. Boronow*                                            Deputy Chief Executive                          Deputy Chief Executive
45                                                            Officer and President                           Officer and President:
                                                              Director (since July, 1991),                     American Skandia Life
                                                                                                               Assurance Corporation

Nancy F. Brunetti                                             Director (since February, 1996)           Executive Vice President and
36                                                                                                          Chief Operating Officer:
                                                                                                        American Skandia Information
                                                                                                 Services and Technology Corporation

Malcolm M. Campbell                                           Director (since April, 1991)                Director of Operations and
42                                                                                                      Chief Actuary, Assurance and
                                                                                                        Financial Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Jan R. Carendi*                                               Chief Executive                    Senior Executive Vice President and
53                                                            Officer and                      Member of Corporate Management Group:
                                                              Chairman of the                         Skandia Insurance Company Ltd.
                                                              Board of Directors
                                                              Director (since May, 1988)

Lincoln R. Collins                                            Executive Vice President and             Executive Vice President, and
37                                                            Chief Operating Officer                       Chief Operating Officer:
                                                              Director (since February, 1996)                  American Skandia Life
                                                                                                               Assurance Corporation

Henrik Danckwardt                                             Director (since July, 1991)                        Director of Finance
44                                                                                                               and Administration,
                                                                                                             Assurance and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Wade A. Dokken                                                Director (since July, 1991)                       President and Deputy
38                                                                                                          Chief Executive Officer:
                                                                                            American Skandia Marketing, Incorporated

Brian L. Hirst                                                Vice President,                                        Vice President,
50                                                            Corporate Actuary                                   Corporate Actuary:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Hirst joined us in 1996. He previously held the positions of Vice President from 1993 to 1996 and Second Vice President from 1987 to 1992 at Allmerica
Financial.

N. David Kuperstock                                           Vice President,                                        Vice President,
46                                                            Product Development                               Product Development:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Thomas M. Mazzaferro                                          Executive Vice President and              Executive Vice President and
45                                                            Chief Financial Officer,                      Chief Financial Officer:
                                                              Director (since October, 1994)                   American Skandia Life
                                                                                                               Assurance Corporation

Gunnar J. Moberg                                              Director (since November, 1994)        Director - Marketing and Sales,
43                                                                                                          Assurances and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

David R. Monroe                                               Treasurer, Vice President                    Treasurer, Vice President
36                                                            and Controller                                         and Controller:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Monroe joined us in 1996. He  previously  held  positions of Assistant  Vice
President and Director at Allmerica  Financial from August,  1994 to July,  1996 and Senior Manager at KPMG Peat Marwick from July, 1983 to July, 1994.

Rodney D. Runestad                                            Vice President                                         Vice President:
48                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Anders O. Soderstrom                                          Director (since October, 1994)                           President and
38                                                                                                        Chief Information Officer:
                                                                                                        American Skandia Information
                                                                                                 Services and Technology Corporation

Amanda C. Sutyak                                              Director (since July, 1991)                            Vice President:
40                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

C. Ake Svensson                                               Director (since December, 1994)              Vice President, Corporate
47                                                                                                         Controller and Treasurer:
                                                                                                         American Skandia Investment
                                                                                                                 Holding Corporation

Mr.  Svensson  joined us in 1994. He previously held the position of Senior Vice
President with Nordenbanken.

Bayard F. Tracy                                               Director (since October, 1994)                  Senior Vice President,
50                                                                                                           National Sales Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Jeffrey M. Ulness                                             Vice President,                                        Vice President,
37                                                            Product Management                                 Product Management:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation


Mr. Ulness joined us in 1994. He previously held the positions of Counsel at North American Security Life Insurance Company from March, 1991 to July, 1994 and Associate at LeBoeuf, Lamb, Leiby, Green and MacRae from January, 1990 to March 1991.

--------
* Trustees of American Skandia Trust, one of the underlying mutual funds in which the Sub-accounts offered pursuant to this Prospectus invest.

                                   Appendix J
   Financial Statements for American Skandia Life Assurance Corporation and
         American Skandia Life Assurance Corporation Separate Account F

                           [To be filed by amendment]















                           PART II - OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT

         This  registration   statement   comprises  the  following  papers  and
documents:

         The facing sheet.

         The prospectus consisting of 53 pages.

         Representations and Undertakings.

         The signatures.

         Written consents of the following persons:


         Werner & Kennedy           TO BE FILED BY AMENDMENT
         Ernst & Young LLP          TO BE FILED BY AMENDMENT
         Deloitte & Touche, LLP     TO BE FILED BY AMENDMENT
         Corporate Actuary          TO BE FILED BY AMENDMENT


         The following  exhibits which correspond to those required by paragraph
A of the instructions for exhibits to Form N-8B-2:

         1.       A.       (1)      Resolution  of the Board of Directors of the
                                    Company are  incorporated  by  reference  to
                                    Registration  Statement No.  333-38119 filed
                                    via EDGAR October 17, 1997.

                           (2)      Not applicable.

                           (3)      Distributing contracts:
                                    (a)     Principal Underwriting Agreement incorporated by reference to Registration Statement No. 333-38119 filed via EDGAR October 17,
                                            1997.
                                    (b)     Form  of  Revised  Dealer  Agreement
                                            being    filed   via   EDGAR    with
                                            Post-Effective  Amendment  No.  7 to
                                            Registration Statement No. 33-87010 on April 24, 1998.

                                     (c)   Not applicable.

                           (4)      Not applicable.

                           (5)      Form of Flexible Premium Variable Life Insurance Policy

                                    TO BE FILED BY AMENDMENT

                           (6)      Articles of Incorporation and By-laws of American Skandia Life Assurance
                                    Corporation, incorporated by reference to Post-Effective Amendment No. 6 to Registration
                                    Statement No. 33-87010, filed VIA EDGAR on March 2, 1998.

                           (7)      Not applicable.

                           (8)      Not applicable.

                           (9)      Other material contracts.          Not applicable

                           (10)     Form of Application for Flexible Premium Variable Life Insurance
                                    Policy.                   TO BE FILED BY AMENDMENT

                           (11)     Memorandum     describing    transfer    and
                                    redemption  procedures.
                                    TO BE FILED BY AMENDMENT

         2.       Opinion and Consent of Werner and Kennedy.  TO BE FILED BY AMENDMENT

         3. No financial statements are to be omitted from the prospectus pursuant to instruction 1(b) or 1(c) of the instructions as to the prospectus.

         4.       Not applicable.

         5.       Financial Data Schedules.                    TO BE FILED BY AMENDMENT

         6.       Not applicable.

         7.       Opinion and Consent of certifying actuary.    TO BE FILED BY AMENDMENT

         8.       (a) Opinion  and Consent of Ernst & Young LLP    TO BE FILED BY AMENDMENT
                  (b)  Opinion and Consent of  Deloitte & Touche LLP   TO BE FILED BY AMENDMENT

         9.       Powers  of  Attorney   are   incorporated   by   reference  to
                  Registration  Statement No.  333-38119 filed via EDGAR October
                  17, 1997.


                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     RULE 484 UNDERTAKING ON INDEMNIFICATION

Article XIII of the By-laws of American Skandia Life Assurance Corporation, a Connecticut corporation, (the "Corporation") provides for indemnification of its officers, directors, and employees as follows:

SECTION 1.         Proceedings Other Than by or in the Right of the Corporation.

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigate (other than an action by or in the right of the Corporation) by reason of the fact that he, or the person whose representative he is, is or was a shareholder, director, officer, employee or agent of the Corporation, or is or was serving solely at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, penalties, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person is successful on the merits in the defense of the proceeding or as provided in
Section 3 hereof, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, the person had no reasonable cause to believe his conduct was unlawful or if upon application to the court as provided in Section 5 hereof, the court shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine; except that, in connection with an alleged claim based upon his purchase or sale of securities of the Corporation or of another enterprise, which he serves or served at the request of the Corporation, the Corporation shall only indemnify such person after the court shall have determined, on application as provided in
Section 5 hereof, that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation or of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust, or, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

SECTION 2.                 Proceedings by or in the Right of the Corporation.

The Corporation shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by or in the right of the Corporation, to procure a judgment in its favor by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the Corporation, or is or was serving solely at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise, against expenses (including attorney fees) actually and reasonably incurred by him in connection with such proceeding in relation to matters as to which such person, or the person whose legal representative his is, is finally adjudged not to have breached his duty to the Corporation, or where the court, on application as provided in Section 6 hereof, shall have determined that in view or all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The Corporation shall not so indemnify any such person for amounts paid to the Corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a proceeding, with or without court approval; or for expenses incurred in defending a proceeding which is settled or otherwise disposed of without court approval.

SECTION 3.                 Determination of Right of Indemnification.

The conclusion provided for in Section 1 hereof may be reached by any of the following: (1) The Board of Directors of the Corporation by a consent in writing signed by a majority of those directors who were not parties to such proceeding;
(2) independent legal counsel selected by a consent in writing signed by a majority of those directors who were not parties to such proceeding; (3) in the case of any employee or agent who is not an officer or director of the Corporation, the Corporation's general counsel; or (4) the shareholders of the Corporation by the affirmative vote of at least a majority of the voting power of shares not owned by parties to such proceeding, represented at an annual or special meeting of shareholders, duly called with notice of such purpose stated. Such person shall also be entitled to apply to a court for such conclusion, upon application as provided in Section 5 hereof, even though the conclusion reached by any of the foregoing shall have been adverse to him or to the person whose legal representative he is.


Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                         REPRESENTATION AND UNDERTAKING

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the Policies described in the prospectus. The Policies are designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) The Company is relying on Paragraph (b)(13)(iii)(F) of Rule 6e-3(T) for the deduction of the mortality and expense risk charges ("risk charges")assumed by the Company under the Policies. The Company represents that the risk charges are reasonable in relation to all of the risks assumed by the issuer under the Policies. (Paragraph (b)(13)(iii)(F)(2)(ii)). Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.
(Paragraph (b)(13)(iii)(F)(3).

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.
(Paragraph (b)(13)(iii)(F)(4)(ii)(A).

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses. (Paragraph (b)(13)(iii)(F)(4)(ii)(B)(2).

(e) Pursuant to Rule 26(e) under the Act, the Company hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.



                                 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Shelton, State of Connecticut, on 8th day of July, 1998.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               SEPARATE ACCOUNT F
                                  (Registrant)

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (Depositor)


By:/s/Lincoln R. Collins              Attest: /s/Kathleen A. Chapman
      Lincoln R. Collins,                        Kathleen A. Chapman,
      Executive Vice President                   Assistant Corporate Secretary
      and Chief Operating Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

          Signature                   Title                              Date
                          (Principal Executive Officer)

       Jan R. Carendi*          Chief Executive Officer,             07/8/98
      Jan R. Carendi       Chairman of the Board and Director

                          (Principal Financial Officer)
  /s/Thomas M. Mazzaferro Executive Vice President and               07/8/98
     Thomas M. Mazzaferro      Chief Financial Officer

                         (Principal Accounting Officer)
  /s/David R. Monroe        Treasurer, Vice President                07/8/98
     David R. Monroe          and Controller

                              (Board of Directors)

Jan. R. Carendi*          Gordon C. Boronow*            Malcolm M. Campbell*
Jan. R. Carendi           Gordon C. Boronow             Malcolm M. Campbell

Henrik Danckwardt*        Amanda C. Sutyak*             Wade A. Dokken*
Henrik Danckwardt         Amanda C. Sutyak              Wade A. Dokken

Thomas M. Mazzaferro*     Gunnar Moberg*                Bayard F. Tracy*
Thomas M. Mazzaferro      Gunnar Moberg                 Bayard F. Tracy

Anders Soderstrom*        C. Ake Svensson*              Lincoln R. Collins*
Anders Soderstrom         C. Ake Svensson               Lincoln R. Collins

                               Nancy F. Brunetti*
                                Nancy F. Brunetti


                        *By: /s/Kathleen A. Chapman
                                Kathleen A. Chapman


               *Pursuant to Powers of Attorney filed with Initial
                      Registration Statement No. 333-38119.